Filed Pursuant to Rule 424(b)(5)

Registration No. 333-224717

Calculation of Registration Fee

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, par value $0.01 per share	5,750,000	$24.00	$138,000,000	$16,725.60

(1)

Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”). Payment of the registration fee at the time of filing of the registrant’s registration statement on Form S-3ASR, filed with the Securities and Exchange Commission on May 7, 2018 (File No. 333-224717), was deferred pursuant to Rules 456(b) and 457(r) under the Securities Act.

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 7, 2018)

5,000,000 Shares

COMMON STOCK

We are offering 5,000,000 shares of our common stock.

Our shares of common stock are quoted on the NASDAQ Global Market under the symbol “NGHC.” On November 12, 2018, the last sale price of the shares as reported on the NASDAQ Global Market was $27.73 per share.

Investing in our common stock involves risks. See “Risk Factors” on page 2 of the accompanying prospectus, as well as the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, to read about important factors you should consider before making a decision to invest in our common stock.

Price $24.00 per share

	Price to Public	Underwriting Discount	Proceeds, before expenses, to Company
Per Share	$24.00	$0.96	$23.04
Total	$120,000,000	$4,800,000	$115,200,000

To the extent the underwriters sell more than 5,000,000 shares of common stock, we have granted the underwriters an option to purchase up to an additional 750,000 shares of our common stock within 30 days after the date of this prospectus supplement at the purchase price less the underwriting discount stated above.

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares are expected to be ready for delivery on or about November 19, 2018.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan

Deutsche Bank Securities

Co-Managers

JMP Securities	B. Riley FBR	Keefe, Bruyette & Woods	William Blair
A Stifel Company

The date of this prospectus supplement is November 14, 2018.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any free writing prospectus filed by us with the SEC, for use in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information and, accordingly, you should not rely on any such information if it is provided to you. We are not, and the underwriters are not, making an offer to sell, or the solicitation of an offer to buy, any of these securities in any jurisdiction where such an offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any such free writing prospectus is accurate as of any date other than the respective dates of the related documents or the incorporated documents, as the case may be.

References in this prospectus supplement and the accompanying prospectus to “we,” “us,” “our,” “the Company” or “National General” or other similar terms refer to National General Holdings Corp. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise. Additionally, in this prospectus supplement and the accompanying prospectus, unless otherwise stated or the context otherwise requires, references to “dollars” or “$” are to the lawful currency of the United States.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. The accompanying prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, from time to time, we may offer debt securities, common stock, preferred stock, depositary shares, warrants and units. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under this shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include, or incorporate by reference, important information about us, the securities being offered and other information you should know before making a decision to invest in our common stock. This prospectus supplement also adds to, updates and changes information contained or incorporated by reference in the accompanying prospectus. If any specific information regarding the common stock being offered by this prospectus supplement is inconsistent with the more general description of the securities in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You should read this prospectus supplement, the accompanying prospectus and any free writing prospectus we file with the SEC in connection with this offering, as well as the additional information described under “Where You Can Find More Information; Incorporation by Reference” in this prospectus supplement, before making a decision to invest in our common stock. In particular, you should review the information under the heading “Risk Factors” in the accompanying prospectus and included in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, each of which is incorporated by reference herein.

SUMMARY

The information below is only a summary of more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before making a decision to invest in the securities in this offering. The other information is important, so please read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference herein, carefully. You should pay special attention to the information under the heading “Risk Factors” in the accompanying prospectus and included in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, each of which is incorporated by reference herein.

OUR COMPANY

Overview

We are a specialty personal lines insurance holding company that, through our subsidiaries, provides a variety of insurance products, including personal and small business automobile, homeowners, umbrella, recreational vehicle, motorcycle, lender-placed, supplemental health and other niche insurance products. We sell insurance products with a focus on underwriting profitability through a combination of our customized and predictive analytics and our technology driven low cost infrastructure.

Our automobile insurance products protect our customers against losses due to physical damage to their motor vehicles, bodily injury and liability to others for personal injury or property damage arising from auto accidents. Our homeowners and umbrella insurance products protect our customers against losses to dwellings and their contents from a variety of perils, as well as coverage for personal liability. We offer our property and casualty (“P&C”) insurance products through a network of approximately 32,100 independent agents, a number of affinity partners and through direct-response marketing programs and retail storefronts. We have approximately 3.9 million P&C policyholders.

Our accident and health (“A&H”) business provides accident and non-major medical health insurance products targeting our existing P&C policyholders and persons who are uninsured or underinsured. We market our and other carriers’ A&H insurance products through a multi-pronged distribution platform that includes a network of over 34,300 independent agents, direct-to-consumer marketing, wholesaling, worksite marketing and the internet.

We are licensed to operate in 50 states and the District of Columbia, but focus on underserved niche markets. As of December 31, 2017, approximately 77.8% of our P&C premium written is originated in ten core states: California, North Carolina, New York, Florida, Texas, New Jersey, Louisiana, Virginia, Michigan and Washington.

For the years ended December 31, 2017, 2016 and 2015, our gross premium written was $4,756 million, $3,501 million and $2,590 million, net premium written was $3,578 million, $3,073 million and $2,187 million and total consolidated revenues were $4,422 million, $3,569 million and $2,515 million, respectively.

Our company was formed to acquire the private passenger auto business of the U.S. consumer property and casualty insurance segment of General Motors Acceptance Corporation (now known as Ally Financial Inc.), which operations date back to 1939. We acquired this business on March 1, 2010.

Our wholly-owned subsidiaries include twenty-one regulated domestic insurance companies, of which nineteen write primarily P&C insurance and two write A&H insurance. Our insurance subsidiaries have an “A-” (Excellent) group rating by A.M. Best Company, Inc. We currently conduct a limited amount of business outside the United States, primarily in Bermuda, Luxembourg and Sweden.

Two of our wholly-owned subsidiaries that we acquired in 2014 are management companies that act as attorneys-in-fact for Adirondack Insurance Exchange, a New York reciprocal insurer, and New Jersey Skylands Insurance Association, a New Jersey reciprocal insurer (together, the “Reciprocal Exchanges” or “Exchanges”). We do not own the Reciprocal Exchanges but are paid a fee to manage their business operations through our wholly-owned management companies.

Business Segments

We are a specialty national carrier with regional focuses. We manage our business through two segments:

•

Property and Casualty—Our P&C segment operates its business through three primary distribution channels: agency, affinity and direct. Our agency channel focuses primarily on writing standard, preferred and nonstandard auto coverage and homeowners and umbrella coverage through our network of approximately 32,100 independent agents. In our affinity channel, we partner with a number of affinity groups and membership organizations to deliver insurance products tailored to the needs of our affinity partners’ members or customers under our affinity partners’ brand name or label, which we refer to as selling on a “white label” basis. A primary focus of a number of our affinity relationships is providing recreational vehicle coverage, of which we believe we are one of the top writers in the United States. Our direct channel is operated through approximately 430 store fronts, web/mobile, phone sales centers and kiosks. In addition, we operate our lender-placed services through long-term distribution agreements with certain mortgage lenders.

•

Accident and Health—Our A&H segment provides accident and non-major medical health insurance products targeting our existing policyholders and uninsured or underinsured individuals. Through a number of acquisitions of both carriers and general agencies, including VelaPoint, LLC, our call center general agency, National Health Insurance Company, a life and health insurance carrier established in 1979, Euro Accident Health & Care Insurance Aktiebolag, our European group life and health insurance managing general agent, Quotit Corporation, an application service provider for health insurance, HealthCompare Insurance Services, Inc., a call center agency, Healthcare Solutions Team, LLC, a healthcare insurance managing general agency, and North Star Marketing Corporation, a proprietary small group sales channel, we have assembled a multi-pronged distribution platform that includes direct-to-consumer marketing through our call center agency, selling through approximately 34,300 independent agents, wholesaling insurance products through large general agencies/program managers and, through our affinity relationships, worksite marketing through employers and the internet.

Additional financial information regarding our segments and additional information regarding the products we sell and the distribution channels through which we sell them is presented in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, each of which is incorporated by reference herein. See “Where You Can Find More Information; Incorporation by Reference” in this prospectus supplement.

Recent Developments

On November 13, 2018, a subsidiary of the Company entered into a securities purchase agreement, pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, such subsidiary agreed to acquire National Farmers Union Property & Casualty Insurance Company (“National Farmers Union Insurance”) from a subsidiary of QBE Insurance Group. National Farmers Union Insurance is a Wisconsin domiciled P&C insurance company that predominantly writes personal and farm auto and farm and homeowners insurance in the Midwestern United States. The estimated purchase price for the transaction is approximately $43 million, subject to closing adjustments. The transaction is expected to close in the first half of 2019, subject to approval of governmental authorities and other customary closing conditions.

The Company expects that gross losses from the early November California wildfires will breach the retention under its property catastrophe excess of loss reinsurance program. Accordingly, the Company expects its fourth quarter 2018 results to include approximately $41 million in losses (approximately $32 million after-tax), net of reinsurance recoverables and excluding reinstatement premiums, relating to the wildfires.

Supplemental Financial Information

Annex A to this prospectus supplement includes certain supplemental financial and other statistical information about our business and financial condition. Such information in Annex A includes certain non-GAAP financial measures presented on a segment and consolidated basis, including operating expense ratio, combined ratio, operating expense ratio before amortization and impairment and combined ratio before amortization and impairment, as well as reconciliations thereto, each for the periods presented. This financial and statistical information supplements, but is not a substitution for, our consolidated financial statements under GAAP that are incorporated by reference herein.

CORPORATE AND OTHER INFORMATION

Our principal executive offices are located at 59 Maiden Lane, 38th Floor, New York, New York 10038, and our telephone number at that location is (212) 380-9500.

Our website address is http://www.nationalgeneral.com. Our internet website and the information contained therein or connected thereto are not intended to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of our common stock, see “Description of Common Stock” in the accompanying prospectus.

Issuer	National General Holdings Corp. (“NGHC”).

Securities Offered	We are offering 5,000,000 shares (or 5,750,000 shares if the underwriters exercise their option to purchase additional shares in full) of common stock, par value $0.01 per share.

Approximate Number of Shares of Common Stock to Be Outstanding Immediately After this Offering	112,132,560 shares (or 112,882,560 shares if the underwriters exercise their option to purchase additional shares in full) of common stock.

Voting Rights	Each share of our common stock entitles its holder to one vote on all matters to be voted upon by the stockholders. See “Description of Common Stock” in the accompanying prospectus.

Use of Proceeds	We estimate that the net proceeds to us from the sale of the common stock issued in this offering will be approximately $114,950,000 (or $132,230,000 if the underwriters exercise their option to purchase additional shares in full) after deducting the underwriting discount and our estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including strategic acquisitions (including our acquisition of National Farmers Union Insurance) and to support our current and future policy writings. See “Use of Proceeds” in this prospectus supplement.

Transfer Agent	American Stock Transfer & Trust Company, LLC.

Risk Factors	See “Risk Factors” in the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, each of which is incorporated by reference herein, for the risks you should consider carefully before deciding to invest in our common stock.

The number of shares of common stock to be outstanding immediately after this offering that appears above is based on the number of shares of common stock outstanding as of September 30, 2018, and excludes:

•	an aggregate of approximately 3,235,127 shares of common stock issuable pursuant to outstanding employee stock options with a weighted average exercise price of $9.48 per share;

•	outstanding restricted stock units issuable into a maximum of 948,545 shares of common stock; and

•	521,311 additional shares of common stock available for grant under our share based compensation plans.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables set forth our selected historical consolidated financial and operating information for the periods ended and as of the dates indicated, which, except for the nine months ended September 30, 2018 and 2017, is derived from our audited consolidated financial statements and the notes thereto. Our consolidated balance sheet data as of September 30, 2018 and our consolidated statements of operations data for the nine months ended September 30, 2018 and 2017 are derived from our unaudited condensed consolidated financial statements. In the opinion of our management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial information. Operating results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, which appear in Part II, Items 7 and 8, respectively, of our Annual Report on Form 10-K for the year ended December 31, 2017 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the condensed consolidated financial statements and related notes, which appear in Part I, Items 2 and 1, respectively, of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, each of which is incorporated by reference herein. For more details on how you can obtain our SEC reports and other information, you should read the section entitled “Where You Can Find More Information; Incorporation by Reference” in this prospectus supplement.

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017 (1)	2017	2016 (1)	2015 (1)	2014 (1)	2013 (1)
	(Amounts in thousands, except percentages and per share data)
Selected Income Statement Data (2)
Gross premium written	$4,129,250	$3,591,603	$4,755,985	$3,500,898	$2,590,044	$2,135,107	$1,338,755
Ceded premiums (3)	(1,209,608)	(852,996)	(1,178,390)	(428,202)	(403,502)	(265,083)	(659,439)

Net premium written	$2,919,642	$2,738,607	$3,577,595	$3,072,696	$2,186,542	$1,870,024	$679,316
Change in unearned premium	(131,671)	25,930	76,581	(77,525)	(56,436)	(236,804)	8,750

Net earned premium	$2,787,971	$2,764,537	$3,654,176	$2,995,171	$2,130,106	$1,633,220	$688,066
Ceding commission income	158,976	91,604	116,456	45,600	43,790	12,430	87,100
Service and fee income	415,313	373,644	502,927	380,817	273,548	168,571	127,541
Net investment income (4)	81,702	81,725	101,950	115,187	78,783	53,606	32,082
Net gain (loss) on investments	(22,756)	44,018	46,763	7,904	(11,095)	(4,552)	(1,653)
Other income (expense)	—	(198)	(198)	24,308	—	—	—

Total revenues	$3,421,206	$3,355,330	$4,422,074	$3,568,987	$2,515,132	$1,863,275	$933,136
Loss and loss adjustment expense	1,961,804	1,969,156	2,626,082	2,092,280	1,485,320	1,125,136	521,022
Acquisition costs and other underwriting expenses (5)	542,040	527,100	672,429	497,007	406,662	315,089	134,887
General and administrative expenses (6)	691,167	680,806	912,996	709,148	426,976	283,334	221,654
Interest expense	38,775	34,590	47,086	40,180	28,885	17,736	2,042

Total expenses	$3,233,786	$3,211,652	$4,258,593	$3,338,615	$2,347,843	$1,741,295	$879,605

Income before provision for income taxes	$187,420	$143,678	$163,481	$230,372	$167,289	$121,980	$53,531
Provision for income taxes	38,261	40,751	61,273	33,998	16,176	21,551	11,140

Net income	$149,159	$102,927	$102,208	$196,374	$151,113	$100,429	$42,391
Less: Net (income) loss attributable to non-controlling interest	31,979	4,973	3,637	(20,668)	(14,025)	(2,504)	(82)

Net income attributable to National General Holdings Corp.	$181,138	$107,900	$105,845	$175,706	$137,088	$97,925	$42,309
Dividends on preferred stock	(23,625)	(23,625)	(31,500)	(24,333)	(14,025)	(2,291)	(2,158)

Net income attributable to National General Holdings Corp. common stockholders	$157,513	$84,275	$74,345	$151,373	$123,063	$95,634	$40,151

	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017 (1)	2017	2016 (1)	2015 (1)	2014 (1)	2013 (1)
	(Amounts in thousands, except percentages and per share data)
Per common share data:
Basic earnings per share	$1.47	$0.79	$0.70	$1.43	$1.25	$1.05	$0.62
Weighted average shares outstanding—basic	106,944	106,557	106,588	105,952	98,242	91,499	65,018
Diluted earnings per share	$1.44	$0.78	$0.68	$1.40	$1.22	$1.02	$0.59
Weighted average shares outstanding—diluted	109,316	108,690	108,752	108,278	100,724	93,515	71,802
Dividends declared per common share	$0.12	$0.12	$0.16	$0.14	$0.09	$0.05	$0.01
Insurance Ratios
Net loss ratio (7)	70.4%	71.2%	71.9%	69.9%	69.7%	68.9%	75.7%
Net operating expense ratio (non-GAAP) (8)(9)	23.6%	26.9%	26.4%	26.0%	24.2%	25.6%	20.6%

Net combined ratio (non-GAAP) (8)(10)	94.0%	98.1%	98.3%	95.9%	93.9%	94.5%	96.3%

	As of September 30,	As of December 31,
	2018	2017	2016 (1)	2015 (1)	2014 (1)	2013 (1)
	(Amounts in thousands)
Selected Balance Sheet Data
Investments	$3,863,534	$3,649,788	$3,631,064	$2,785,510	$1,991,105	$1,042,884
Cash, cash equivalents and restricted cash	$434,930	$357,484	$285,900	$282,277	$132,615	$73,823
Premiums and other receivables, net	$1,461,332	$1,324,321	$1,091,774	$694,577	$588,125	$344,633
Reinsurance recoverable	$1,527,040	$1,294,165	$948,236	$897,232	$971,116	$1,055,447
Intangible assets, net and Goodwill	$567,186	$578,223	$626,084	$461,312	$319,601	$156,915
Total assets	$9,249,088	$8,439,743	$7,238,028	$5,556,192	$4,324,716	$2,837,515
Unpaid loss and loss adjustment expense reserves	$2,855,135	$2,663,557	$2,273,866	$1,762,575	$1,568,796	$1,259,241
Unearned premiums and other revenue	$2,331,855	$2,032,605	$1,701,286	$1,257,598	$872,963	$483,551
Debt	$675,263	$713,710	$752,001	$491,537	$299,082	$81,142
Total liabilities	$7,206,109	$6,486,318	$5,320,670	$4,029,034	$3,255,584	$2,194,648
Common stock and additional paid-in capital	$924,195	$918,818	$914,851	$901,170	$691,670	$437,803
Preferred stock	$450,000	$420,000	$420,000	$220,000	$55,000	$—
Non-controlling interest	$(13,955)	$24,856	$31,918	$22,840	$13,756	$87
Total stockholders’ equity	$2,042,979	$1,953,425	$1,917,358	$1,527,158	$1,069,132	$642,867

(1)

Prior years reflect the retrospective correction of errors and certain reclassifications have been made to facilitate period-to-period comparisons. For the year ended December 31, 2014, Loss and loss adjustment expense increased by $72,071, and General and administrative expenses and Provision for income taxes decreased by $65,428 and $2,325, respectively. For the year ended December 31, 2013, Loss and loss adjustment expense increased by $58,898 and General and administrative expenses decreased by $58,898. As of December 31, 2015, both Investments and Total assets decreased by $7,200, Unpaid loss and loss adjustment expense reserves increased by $6,951, Unearned premiums and other revenue decreased by $296, Total liabilities increased by $2,282 and Total stockholders’ equity decreased by $9,482. As of December 31, 2014, Unpaid loss and loss adjustment expense reserves and Total liabilities increased by $6,643 and $4,318, respectively, and Total stockholders’ equity decreased by $4,318. See Note 3, “Revisions of Previously Issued Financial Statements” in the notes to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference herein, for more information about these accounting changes.

(2)	Results of operations were affected by our various acquisitions and reinsurance transactions from 2013 to 2018.
(3)

Premiums ceded to related parties were not material for the nine months ended September 30, 2018 and 2017, and for the years ended December 31, 2017 and 2016, and amounted to $1,578, $44,936 and $501,067 for the years ended December 31, 2015, 2014 and 2013, respectively.

(4)	Earnings (losses) of equity method investments with related parties is included as a component of net investment income.
(5)

Acquisition costs and other underwriting expenses include policy acquisition expenses, commissions paid directly to producers, premium taxes and assessments, salary and benefits and other insurance general and administrative expenses, which represent other costs that are directly attributable to insurance activities.

(6)

General and administrative expenses are composed of all other operating expenses, including various departmental salaries and benefits expenses for employees that are directly involved in the maintenance of policies, information systems, and accounting for insurance transactions, and other insurance expenses such as federal excise tax, postage, telephones and internet access charges, as well as legal and auditing fees and board and bureau charges. In addition, general and administrative expenses include those charges that are related to the amortization of tangible and intangible assets and non-insurance activities in which we engage.

(7)	Net loss ratio is calculated by dividing the loss and loss adjustment expense by net earned premiums.
(8)

Net operating expense ratio and net combined ratio are considered non-GAAP financial measures under applicable SEC rules because a component of those ratios, net operating expense, is calculated by offsetting acquisition costs and other underwriting expenses and general and administrative expenses by ceding commission income and service and fee income. Management uses net operating expense ratio (non-GAAP) and net combined ratio (non-GAAP) to evaluate financial performance against historical results and establish targets on a consolidated basis. We believe this presentation enhances the understanding of our results by eliminating what we believe are volatile and unusual events and presenting the ratios with what we believe are the underlying run rates of the business. Other companies may calculate these measures differently, and, therefore, their measures may not be comparable to those used by the Company’s management. For a reconciliation showing the total amounts by which acquisition costs and other underwriting expenses and general and administrative expenses were offset by ceding commission income and service and fee income in the calculation of net operating expense, see Annex A to this prospectus supplement.

(9)

Net operating expense ratio (non-GAAP) is calculated by dividing the net operating expense by net earned premium. Net operating expense consists of the sum of acquisition costs and other underwriting expenses and general and administrative expenses less ceding commission income and service and fee income. See Annex A to this prospectus supplement.

(10)	Net combined ratio (non-GAAP) is calculated by adding net loss ratio and net operating expense ratio (non-GAAP) together. See Annex A to this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $114,950,000 (or $132,230,000 if the underwriters exercise their option to purchase additional shares in full) after deducting the underwriting discount and the estimated offering expenses payable by us.

We will retain broad discretion over the use of the net proceeds from this offering. We currently intend to use the net proceeds from this offering for general corporate purposes, including strategic acquisitions (including our acquisition of National Farmers Union Insurance) and to support our current and future policy writings. Pending the application of any net proceeds, we intend to invest them in short-term interest-bearing securities.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2018:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance of the shares of common stock in this offering (assuming the underwriters do not exercise any part of their option to purchase additional shares).

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes, which appear in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, each of which is incorporated by reference herein. For more details on how you can obtain our SEC reports and other information, you should read the section entitled “Where You Can Find More Information; Incorporation by Reference” in this prospectus supplement.

	As of September 30, 2018
(Dollar and Share Amounts In Thousands, Except Par Value)	Actual	As Adjusted
Debt outstanding:
Long-term debt	$675,263	$675,263
Stockholders’ equity:
Common stock, par value $0.01 per share; 150,000 shares authorized, 107,133 shares issued and outstanding on an actual basis and 112,133 shares issued and outstanding on an as adjusted basis	$1,071	$1,121
Preferred stock, par value $0.01 per share; 10,000 shares authorized, 2,565 shares issued and outstanding on an actual and as adjusted basis	450,000	450,000
Additional paid-in capital	923,124	1,038,024
Retained earnings	751,320	751,320
Accumulated other comprehensive income (loss)	(68,581)	(68,581)

Total National General Holdings Corp. stockholders’ equity	$2,056,934	$2,171,884

Non-controlling interest	(13,955)	(13,955)

Total stockholders’ equity	$2,042,979	$2,157,929

Total capitalization	$2,718,242	$2,833,192

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “NGHC.” The following table shows the high and low sales prices per share for our common stock and the cash dividends declared with respect to such stock:

Year Ending December 31, 2018	High	Low	Dividends Declared
First quarter	$25.17	$18.22	$0.04
Second quarter	$28.05	$23.71	$0.04
Third quarter	$28.25	$25.10	$0.04
Fourth quarter (through November 12, 2018)	$28.89	$23.25	$0.04

Year Ended December 31, 2017	High	Low	Dividends Declared
First quarter	$26.99	$21.98	$0.04
Second quarter	$23.78	$20.98	$0.04
Third quarter	$21.96	$16.21	$0.04
Fourth quarter	$22.38	$19.00	$0.04

On November 12, 2018, the closing price per share for our common stock was $27.73.

DIVIDEND POLICY

Our board of directors currently intends to continue to authorize the payment of a quarterly cash dividend to our stockholders of record. Any declaration and payment of dividends by our board of directors will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal and regulatory requirements and other factors that our board of directors deems relevant.

We are a holding company and have no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries, including our insurance subsidiaries, to pay dividends to us. The laws of the jurisdictions in which our insurance subsidiaries are organized regulate and restrict, under certain circumstances, their ability to pay dividends to us. The aggregate amount of dividends that could be paid to us by our insurance subsidiaries without prior approval by the various domiciliary states of our insurance subsidiaries was approximately $387.6 million as of December 31, 2017, taking into account dividends paid in the prior twelve month period. Under the terms of our credit agreement, we are not prohibited from paying cash dividends so long as no event of default has occurred and is continuing and we are not out of compliance with our financial covenants. We may, however, enter into credit agreements or other debt arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership and disposition of shares of our common stock. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), Treasury regulations and judicial and administrative authority, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary is limited to investors who will hold shares of our common stock as capital assets and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances. This discussion does not address all of the tax consequences relevant to investors who are subject to special tax rules, such as banks and other financial institutions, insurance companies, governments and governmental entities, broker-dealers, partnerships and their partners, tax-exempt organizations, investors that will hold the common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, U.S. expatriates, U.S. holders that have a functional currency that is not the U.S. dollar, or an accrual method taxpayer subject to special tax accounting rules as a result of its use of certain financial statements under Section 451(b) of the Code, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any alternative minimum tax consequences, estate or gift tax consequences or any state, local or non U.S. tax consequences. Each prospective investor is urged to consult its own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the purchase, ownership, and disposition of shares of our common stock.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of shares of our common stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. You are a “non-U.S. holder” if you are a beneficial owner of shares of our common stock that is an individual, corporation, estate or trust that is not a U.S. holder.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) is a holder of shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding shares of our common stock, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock.

U.S. Holders

Distributions on the Common Stock. In general, if distributions are made with respect to shares of our common stock, the distributions will be treated as dividends to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the shares of our common stock. Any amount in excess of your tax basis is treated as capital gain, the tax treatment of which is discussed below under “U.S. Holders—Sale or Exchange of the Common Stock.”

Dividends received by individual U.S. holders of shares of our common stock will generally be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends that are paid to individual stockholders with respect to shares of our common stock that are held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the shares of our common stock become ex-dividend.

Furthermore, the rate reduction does not apply to dividends received to the extent that an individual holder elects to treat the dividends as “investment income” for purposes of determining the holder’s limit for the deduction of investment interest under Section 163(d) of the Code.

Dividends received by corporate holders of shares of our common stock may be eligible for a dividends received deduction equal to 50% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt-financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code.

Sale or Exchange of the Common Stock. On the sale or exchange of shares of our common stock (including upon a redemption), you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your tax basis in the shares of our common stock. We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

Medicare Tax. A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income and its net gains from the disposition of shares of our common stock, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the common stock.

Information Reporting and Backup Withholding. Information reporting will generally apply to noncorporate U.S. holders with respect to payments of dividends on shares of our common stock and to certain payments of proceeds on the sale or other disposition of shares of our common stock. Certain noncorporate U.S. holders may be subject to U.S. backup withholding (at a rate of 24%) on payments of dividends on shares of our common stock and certain payments of proceeds on the sale or other disposition of shares of our common stock unless the beneficial owner of the shares of our common stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service (the “IRS”).

Non-U.S. Holders

Distributions on the Common Stock. Distributions treated as dividends (as described above under “U.S. Holders—Distributions on the Common Stock”) paid to a non-U.S. holder of shares of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, distributions that are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such distributions are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

For purposes of obtaining a reduced rate of withholding under an income tax treaty or an exemption from withholding for dividends effectively connected to a U.S. trade or business, a non-U.S. holder will generally be required to provide a U.S. taxpayer identification number as well as certain information concerning the holder’s country of residence and entitlement to tax benefits. A non-U.S. holder can generally meet the certification requirements by providing a properly executed IRS Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute or successor form.

Sale or Exchange of the Common Stock. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, or other disposition of shares of our common stock except for (i) certain non-resident alien individuals that are present in the United States for 183 or more days in the taxable year of the sale or disposition, (ii) gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), (iii) non-U.S. holders that are subject to tax pursuant to certain provisions of U.S. federal income tax law applicable to certain expatriates, and (iv) gain if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

Gain that is treated as effectively connected with a trade or business within the United States will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected gain realized by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We would not be treated as a “United States real property holding corporation” if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interest in real property solely in a capacity as a creditor. We believe that we are not currently and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS reporting payments of dividends on shares of our common stock and the amount of tax, if any, withheld with respect to those payments. Copies of information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of shares of our common stock and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on shares of our common stock or on the proceeds from a sale or other disposition of shares of our common stock. Satisfaction of the certification procedures required to claim a reduced rate of or exemption from withholding under the rules described above under “Non-U.S. Holders—Distributions on the Common Stock” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Additional Withholding Tax Relating to Foreign Accounts.

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, shares of our common stock paid to a foreign financial institution or to a nonfinancial foreign entity (including any intermediaries through which such shares of our common stock are held), unless (1) the foreign financial institution and the intermediary, as applicable, undertake certain diligence and reporting, (2) the nonfinancial foreign entity either certifies that it does not have any substantial United States owners or furnish identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity and the intermediary, as applicable, otherwise qualifies for an exemption from these rules. If the payee, including an intermediary, is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have entered into an intergovernmental agreement with the United States governing these withholding taxes and reporting requirements may be subject to different rules. Final Treasury regulations provide that the withholding provisions described above will generally currently apply to payments of dividends and will apply to payments of gross proceeds from a sale or other disposition of shares of our common stock on or after January 1, 2019.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of shares of our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any pending or subsequent changes in applicable laws.

CERTAIN ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code, prohibit certain transactions (“prohibited transactions”) involving the assets of (i) an employee benefit plan that is subject to the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) and (ii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each of the foregoing described in clauses (i) and (ii) being referred to herein as a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan.

We, the underwriters and certain of our respective affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if shares of common stock are acquired by or on behalf of a Plan unless the shares of common stock are acquired and held pursuant to an available exemption, of which there are many. In this regard the U.S. Department of Labor has issued prohibited transaction class exemptions that may apply to the acquisition of shares of common stock. These exemptions include transactions effected on behalf of a Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), and transactions involving bank collective investment funds (prohibited transaction exemption 91-38). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Governmental plans, certain church plans and non-U.S. plans may not be subject to the prohibited transaction provisions of ERISA or the Code but may be subject to similar laws (“Similar Laws”). Fiduciaries of any such plans should consult with counsel before acquisition or ownership of shares of our common stock.

Because of the foregoing, the person making the decision on behalf of a Plan or a governmental, church or foreign plan will be deemed, by purchasing the shares of common stock, to represent on behalf of itself and the plan that the purchase of the shares of common stock will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering the acquisition or ownership of our shares of common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition or ownership of our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below.

Name	Number of Shares of Common Stock
Goldman Sachs & Co. LLC	2,500,000
J.P. Morgan Securities LLC	1,000,000
Deutsche Bank Securities Inc.	312,500
JMP Securities LLC.	312,500
B. Riley FBR, Inc.	312,500
Keefe, Bruyette & Woods, Inc.	312,500
William Blair & Company, L.L.C.	250,000

Total	5,000,000

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.576 per share under the public offering price. After the initial offering of shares of common stock to the public, the representatives may change the public offering price, concession and discount. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have agreed to purchase 5,000,000 shares of our common stock at a price of $23.04 per share. We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional shares of our common stock at the purchase price stated above. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The offering will result in us receiving approximately $115,200,000 of proceeds before expenses, or $132,480,000 of proceeds before expenses if the option to purchase additional shares is exercised in full.

The estimated offering expenses payable by us are approximately $250,000.

We have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any other securities convertible into or exercisable or exchangeable for our common stock (other than pursuant to employee stock option plans existing on the date hereof, or upon the conversion or exchange of convertible or exchangeable securities issued pursuant to such employee stock plans or outstanding as of the date of this prospectus supplement), during the period from the date of this prospectus supplement continuing through the date that is 90 days from the date of this prospectus supplement, without the prior written consent of the underwriters. This agreement does not apply to any existing employee benefit plans.

Our executive officers, directors and a significant shareholder have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the individual subject to the agreement or any other securities so owned convertible into or exercisable or exchangeable for our common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock during the period from the date of this prospectus supplement continuing through the date that is 90 days from the date of this prospectus supplement, except with the prior written consent of the representatives. The foregoing restrictions shall not apply to (a) transfers of shares of common stock or any security convertible into common stock as a bona fide gift, (b) transfers to any trust for the direct or indirect benefit of the individual subject to the agreement or his or her immediate family, (c) dispositions from any grantor retained annuity trust or (d) transfers to the undersigned’s affiliates; provided that in the case of any transfer or disposition pursuant to clause (a), (b), (c) or (d), (i) each donee, trustee or transferee shall sign and deliver a lock-up letter substantially in the form of the lock-up agreement, (ii) such transfer or disposition will not involve a disposition for value and (iii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the Restricted Period, or (e) transfers required pursuant to the Company’s 2010 Equity Incentive Plan and 2013 Equity Incentive Plan in order to reimburse or pay U.S. federal income tax and withholding obligations in connection with vesting of restricted stock or restricted stock unit grants; provided that any public filing made under Section 16(a) of the Exchange Act in connection with any such transfer shall include a description explaining that such transfer was affected for the purposes described in this clause (e). For purposes of this paragraph, “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin.

Our common stock is listed on the NASDAQ Global Market under the trading symbol “NGHC”.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters may close out a covered short position by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. Naked short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriter a portion of the underwriting discount received by it because the representatives have purchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

In general, purchases of a security for the purpose of stabilizing or reducing a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the other party may be required to make in respect of those liabilities.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders.

Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses, including foreign exchange swaps, for us and our affiliates for which they receive customary advisory or transaction fees, as applicable, plus out-of-pocket expenses. In particular, some of the underwriters hereunder have acted as underwriters or placement agents for our prior securities offerings.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement.

This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

The shares of common stock are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”) . Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the “PRIIPs Regulation”) for offering or selling the shares of common stock or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the shares of common stock or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of shares of common stock in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of common stock. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Directive.

United Kingdom

In addition, in the United Kingdom, this prospectus supplement and the accompanying prospectus are being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is only available to, and will be engaged in with, relevant persons.

Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Law No. 25 of 1948, as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering of the shares of common stock. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest

(howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov or from our website at http://www.nationalgeneral.com. Our Corporate Governance Guidelines, our Code of Business Conduct and Ethics and our committee charters are also available on our website at http://www.nationalgeneral.com or in print upon written request addressed to our Corporate Secretary, National General Holdings Corp., 59 Maiden Lane, 38th Floor, New York, New York 10038. However, the information on our website does not constitute a part of, nor is it incorporated by reference in, this prospectus supplement and the accompanying prospectus.

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus information that we file with the SEC. This means that we can disclose important information to you by referring you to the documents containing that information and that such information will be regarded as an important part of this prospectus supplement and the accompanying prospectus.

We incorporate by reference the information contained in the documents listed below (other than information that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 26, 2018;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, filed with the SEC on May 7, 2018, August 6, 2018 and October 30, 2018, respectively;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 29, 2018 (only those portions incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2017);

•	The description of our common stock as set forth in Item 1 to our Registration Statement on Form 8-A filed with the SEC on February 10, 2014; and

•	Current Reports on Form 8-K filed with the SEC on February 26, 2018, May 7, 2018, July 9, 2018 and November 13, 2018.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed (other than information in such documents that is deemed not to be filed). Our future filings with the SEC will automatically update and supersede any inconsistent information in this prospectus supplement and the accompanying prospectus and in our other SEC filings and such outdated or inconsistent information will no longer be regarded as part of this prospectus supplement and the accompanying prospectus.

Nothing in this prospectus supplement or the accompanying prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or 7.01 of Form 8-K.

You may request a copy of any of these filings, at no cost, by writing or calling us at the following phone number or postal address:

Jeffrey Weissmann

General Counsel and Secretary

National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, NY 10038

(212) 380-9500

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Sidley Austin LLP, New York, New York. The underwriters will be represented by Mayer Brown LLP.

EXPERTS

The consolidated financial statements of National General Holdings Corp. incorporated by reference in National General Holdings Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2017 (including schedules appearing therein), and the effectiveness of National General Holding Corp.’s internal control over financial reporting as of December 31, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. The consolidated financial statements of National General Holdings Corp. at December 31, 2016, and 2015 and for each of the two years in the period ended December 31, 2016, incorporated herein by reference from our Annual Report on Form 10-K for the year ended December 31, 2017 (including the schedules appearing therein) have been audited by BDO, USA, LLP, an independent registered public accounting firm, as set forth in their report thereon. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

ANNEX A

	Nine Months Ended September 30, 2018
	P&C	A&H	NGHC	Reciprocal Exchanges	Eliminations	Consolidated
	(Amounts in thousands, except percentages and per share data)
Gross written premium	$3,259,270	$534,560	$3,793,830	$337,021	$(1,601)	$4,129,250
Net written premium	$2,301,215	$486,187	$2,787,402	$132,240	$—	$2,919,642
Net earned premium	$2,181,571	$465,391	$2,646,962	$141,009	$—	$2,787,971
Ceding commission income	118,664	789	119,453	39,523	—	158,976
Service and fee income	328,707	134,586	463,293	4,466	(52,446)	415,313

Total underwriting revenues	$2,628,942	$600,766	$3,229,708	$184,998	$(52,446)	$3,362,260

Loss and loss adjustment expense	1,583,019	252,364	1,835,383	126,421	—	1,961,804
Acquisition costs and other	372,589	136,499	509,088	32,952	—	542,040
General and administrative	533,316	148,265	681,581	62,032	(52,446)	691,167

Total underwriting expenses	$2,488,924	$537,128	$3,026,052	$221,405	$(52,446)	$3,195,011

Underwriting income (loss)	$140,018	$63,638	$203,656	$(36,407)	$—	$167,249
Non-cash impairment of goodwill	—	—	—	—	—	—
Non-cash amortization of intangible assets	18,125	5,272	23,397	(67)	—	23,330

Underwriting income (loss) before amortization and impairment	$158,143	$68,910	$227,053	$(36,474)	$—	$190,579

Underwriting ratios
Loss and loss adjustment expense ratio (1)	72.6%	54.2%	69.3%	89.7%	—%	70.4%
Operating expense ratio (non-GAAP) (2)(3)	21.0%	32.1%	23.0%	36.2%	—%	23.6%

Combined ratio (non-GAAP) (2)(4)	93.6%	86.3%	92.3%	125.9%	—%	94.0%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (1)	72.6%	54.2%	69.3%	89.7%	—%	70.4%
Operating expense ratio (non-GAAP) (2)(5)	20.2%	31.0%	22.1%	36.2%	—%	22.8%

Combined ratio before amortization and impairment (non-GAAP) (2)(6)	92.8%	85.2%	91.4%	125.9%	—%	93.2%
Total underwriting expenses	$2,488,924	$537,128	$3,026,052	$221,405	$(52,446)	$3,195,011
Less: Loss and loss adjustment expense	1,583,019	252,364	1,835,383	126,421	—	1,961,804
Less: Ceding commission income	118,664	789	119,453	39,523	—	158,976
Less: Service and fee income	328,707	134,586	463,293	4,466	(52,446)	415,313

Operating expense	$458,534	$149,389	$607,923	$50,995	$—	$658,918
Net earned premium	$2,181,571	$465,391	$2,646,962	$141,009	$—	$2,787,971

Operating expense ratio (non-GAAP)	21.0%	32.1%	23.0%	36.2%	—%	23.6%

Total underwriting expenses	$2,488,924	$537,128	$3,026,052	$221,405	$(52,446)	$3,195,011
Less: Loss and loss adjustment expense	1,583,019	252,364	1,835,383	126,421	—	1,961,804
Less: Ceding commission income	118,664	789	119,453	39,523	—	158,976
Less: Service and fee income	328,707	134,586	463,293	4,466	(52,446)	415,313
Less: Non-cash impairment of goodwill	—	—	—	—	—	—
Less: Non-cash amortization of intangible assets	18,125	5,272	23,397	(67)	—	23,330

Operating expense before amortization and impairment	$440,409	$144,117	$584,526	$51,062	$—	$635,588
Net earned premium	$2,181,571	$465,391	$2,646,962	$141,009	$—	$2,787,971

Operating expense ratio before amortization and impairment (non-GAAP)	20.2%	31.0%	22.1%	36.2%	—%	22.8%

	Nine Months Ended September 30, 2017
	P&C	A&H	NGHC	Reciprocal Exchanges	Eliminations	Consolidated
	(Amounts in thousands, except percentages and per share data)
Gross written premium	$2,864,031	$444,195	$3,308,226	$285,779	$(2,402)	$3,591,603
Net written premium	$2,192,570	$409,560	$2,602,130	$136,477	$—	$2,738,607
Net earned premium	$2,241,766	$399,505	$2,641,271	$123,266	$—	$2,764,537
Ceding commission income	36,263	784	37,047	54,557	—	91,604
Service and fee income	298,674	107,808	406,482	7,658	(40,496)	373,644

Total underwriting revenues	$2,576,703	$508,097	$3,084,800	$185,481	$(40,496)	$3,229,785

Loss and loss adjustment expense	1,642,053	238,327	1,880,380	88,776	—	1,969,156
Acquisition costs and other	368,189	112,075	480,264	46,836	—	527,100
General and administrative	536,353	122,518	658,871	62,431	(40,496)	680,806

Total underwriting expenses	$2,546,595	$472,920	$3,019,515	$198,043	$(40,496)	$3,177,062

Underwriting income (loss)	$30,108	$35,177	$65,285	$(12,562)	$—	$52,723
Non-cash impairment of goodwill	—	—	—	—	—	—
Non-cash amortization of intangible assets	38,006	4,295	42,301	6,909	—	49,210

Underwriting income (loss) before amortization and impairment	$68,114	$39,472	$107,586	$(5,653)	$—	$101,933

Underwriting ratios
Loss and loss adjustment expense ratio (1)	73.2%	59.7%	71.2%	72.0%	—%	71.2%
Operating expense ratio (non-GAAP) (2)(3)	25.4%	31.5%	26.3%	38.2%	—%	26.9%

Combined ratio (non-GAAP) (2)(4)	98.6%	91.2%	97.5%	110.2%	—%	98.1%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (1)	73.2%	59.7%	71.2%	72.0%	—%	71.2%
Operating expense ratio (non-GAAP) (2)(5)	23.7%	30.5%	24.7%	32.6%	—%	25.1%

Combined ratio before amortization and impairment (non-GAAP) (2)(6)	96.9%	90.2%	95.9%	104.6%	—%	96.3%
Total underwriting expenses	$2,546,595	$472,920	$3,019,515	$198,043	$(40,496)	$3,177,062
Less: Loss and loss adjustment expense	1,642,053	238,327	1,880,380	88,776	—	1,969,156
Less: Ceding commission income	36,263	784	37,047	54,557	—	91,604
Less: Service and fee income	298,674	107,808	406,482	7,658	(40,496)	373,644

Operating expense	$569,605	$126,001	$695,606	$47,052	$—	$742,658
Net earned premium	$2,241,766	$399,505	$2,641,271	$123,266	$—	$2,764,537

Operating expense ratio (non-GAAP)	25.4%	31.5%	26.3%	38.2%	—%	26.9%

Total underwriting expenses	$2,546,595	$472,920	$3,019,515	$198,043	$(40,496)	$3,177,062
Less: Loss and loss adjustment expense	1,642,053	238,327	1,880,380	88,776	—	1,969,156
Less: Ceding commission income	36,263	784	37,047	54,557	—	91,604
Less: Service and fee income	298,674	107,808	406,482	7,658	(40,496)	373,644
Less: Non-cash impairment of goodwill	—	—	—	—	—	—
Less: Non-cash amortization of intangible assets	38,006	4,295	42,301	6,909	—	49,210

Operating expense before amortization and impairment	$531,599	$121,706	$653,305	$40,143	$—	$693,448
Net earned premium	$2,241,766	$399,505	$2,641,271	$123,266	$—	$2,764,537

Operating expense ratio before amortization and impairment (non-GAAP)	23.7%	30.5%	24.7%	32.6%	—%	25.1%

	Year Ended December 31, 2017
	P&C	A&H	NGHC	Reciprocal Exchanges	Eliminations	Consolidated
	(Amounts in thousands, except percentages and per share data)
Gross written premium	$3,794,012	$581,402	$4,375,414	$383,773	$(3,202)	$4,755,985
Net written premium	$2,866,650	$535,296	$3,401,946	$175,649	$—	$3,577,595
Net earned premium	$2,951,022	$533,283	$3,484,305	$169,871	$—	$3,654,176
Ceding commission income	55,263	1,013	56,276	60,180	—	116,456
Service and fee income	397,966	154,614	552,580	5,794	(55,447)	502,927

Total underwriting revenues	$3,404,251	$688,910	$4,093,161	$235,845	$(55,447)	$4,273,559

Loss and loss adjustment expense	2,187,779	318,463	2,506,242	119,840	—	2,626,082
Acquisition costs and other	467,390	154,879	622,269	50,160	—	672,429
General and administrative	715,975	171,497	887,472	80,971	(55,447)	912,996

Total underwriting expenses	$3,371,144	$644,839	$4,015,983	$250,971	$(55,447)	$4,211,507

Underwriting income (loss)	$33,107	$44,071	$77,178	$(15,126)	$—	$62,052
Non-cash impairment of goodwill	4,884	—	4,884	—	—	4,884
Non-cash amortization of intangible assets	42,858	8,871	51,729	6,882	—	58,611

Underwriting income (loss) before amortization and impairment	$80,849	$52,942	$133,791	$(8,244)	$—	$125,547

Underwriting ratios
Loss and loss adjustment expense ratio (1)	74.1%	59.7%	71.9%	70.5%	—%	71.9%
Operating expense ratio (non-GAAP) (2)(3)	24.7%	32.0%	25.9%	38.4%	—%	26.4%

Combined ratio (non-GAAP) (2)(4)	98.8%	91.7%	97.8%	108.9%	—%	98.3%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (1)	74.1%	59.7%	71.9%	70.5%	—%	71.9%
Operating expense ratio (non-GAAP) (2)(5)	23.1%	30.4%	24.2%	34.3%	—%	24.7%

Combined ratio before amortization and impairment (non-GAAP) (2)(6)	97.2%	90.1%	96.1%	104.8%	—%	96.6%
Total underwriting expenses	$3,371,144	$644,839	$4,015,983	$250,971	$(55,447)	$4,211,507
Less: Loss and loss adjustment expense	2,187,779	318,463	2,506,242	119,840	—	2,626,082
Less: Ceding commission income	55,263	1,013	56,276	60,180	—	116,456
Less: Service and fee income	397,966	154,614	552,580	5,794	(55,447)	502,927

Operating expense	$730,136	$170,749	$900,885	$65,157	$—	$966,042
Net earned premium	$2,951,022	$533,283	$3,484,305	$169,871	$—	$3,654,176

Operating expense ratio (non-GAAP)	24.7%	32.0%	25.9%	38.4%	—%	26.4%

Total underwriting expenses	$3,371,144	$644,839	$4,015,983	$250,971	$(55,447)	$4,211,507
Less: Loss and loss adjustment expense	2,187,779	318,463	2,506,242	119,840	—	2,626,082
Less: Ceding commission income	55,263	1,013	56,276	60,180	—	116,456
Less: Service and fee income	397,966	154,614	552,580	5,794	(55,447)	502,927
Less: Non-cash impairment of goodwill	4,884	—	4,884	—	—	4,884
Less: Non-cash amortization of intangible assets	42,858	8,871	51,729	6,882	—	58,611

Operating expense before amortization and impairment	$682,394	$161,878	$844,272	$58,275	$—	$902,547
Net earned premium	$2,951,022	$533,283	$3,484,305	$169,871	$—	$3,654,176

Operating expense ratio before amortization and impairment (non-GAAP)	23.1%	30.4%	24.2%	34.3%	—%	24.7%

	Year Ended December 31, 2016
	P&C	A&H	NGHC	Reciprocal Exchanges	Eliminations	Consolidated
	(Amounts in thousands, except percentages and per share data)
Gross written premium	$2,797,660	$464,010	$3,261,670	$241,540	$(2,312)	$3,500,898
Net written premium	$2,533,480	$418,668	$2,952,148	$120,548	$—	$3,072,696
Net earned premium	$2,470,349	$414,427	$2,884,776	$110,395	$—	$2,995,171
Ceding commission income	747	1,331	2,078	43,522	—	45,600
Service and fee income	271,835	138,936	410,771	3,862	(33,816)	380,817

Total underwriting revenues	$2,742,931	$554,694	$3,297,625	$157,779	$(33,816)	$3,421,588

Loss and loss adjustment expense	1,721,854	301,210	2,023,064	69,216	—	2,092,280
Acquisition costs and other	379,135	102,730	481,865	15,148	(6)	497,007
General and administrative	549,249	128,333	677,582	65,376	(33,810)	709,148

Total underwriting expenses	$2,650,238	$532,273	$3,182,511	$149,740	$(33,816)	$3,298,435

Underwriting income (loss)	$92,693	$22,421	$115,114	$8,039	$—	$123,153
Non-cash impairment of goodwill	3,552	—	3,552	—	—	3,552
Non-cash amortization of intangible assets	37,537	10,593	48,130	20,795	—	68,925

Underwriting income (loss) before amortization and impairment	$133,782	$33,014	$166,796	$28,834	$—	$195,630

Underwriting ratios
Loss and loss adjustment expense ratio (1)	69.7%	72.7%	70.1%	62.7%	—%	69.9%
Operating expense ratio (non-GAAP) (2)(3)	26.5%	21.9%	25.9%	30.0%	—%	26.0%

Combined ratio (non-GAAP) (2)(4)	96.2%	94.6%	96.0%	92.7%	—%	95.9%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (1)	69.7%	72.7%	70.1%	62.7%	—%	69.9%
Operating expense ratio (non-GAAP) (2)(5)	24.9%	19.4%	24.1%	11.2%	—%	23.6%

Combined ratio before amortization and impairment (non-GAAP) (2)(6)	94.6%	92.1%	94.2%	73.9%	—%	93.5%
Total underwriting expenses	$2,650,238	$532,273	$3,182,511	$149,740	$(33,816)	$3,298,435
Less: Loss and loss adjustment expense	1,721,854	301,210	2,023,064	69,216	—	2,092,280
Less: Ceding commission income	747	1,331	2,078	43,522	—	45,600
Less: Service and fee income	271,835	138,936	410,771	3,862	(33,816)	380,817

Operating expense	$655,802	$90,796	$746,598	$33,140	$—	$779,738
Net earned premium	$2,470,349	$414,427	$2,884,776	$110,395	$—	$2,995,171

Operating expense ratio (non-GAAP)	26.5%	21.9%	25.9%	30.0%	—%	26.0%

Total underwriting expenses	$2,650,238	$532,273	$3,182,511	$149,740	$(33,816)	$3,298,435
Less: Loss and loss adjustment expense	1,721,854	301,210	2,023,064	69,216	—	2,092,280
Less: Ceding commission income	747	1,331	2,078	43,522	—	45,600
Less: Service and fee income	271,835	138,936	410,771	3,862	(33,816)	380,817
Less: Non-cash impairment of goodwill	3,552	—	3,552	—	—	3,552
Less: Non-cash amortization of intangible assets	37,537	10,593	48,130	20,795	—	68,925

Operating expense before amortization and impairment	$614,713	$80,203	$694,916	$12,345	$—	$707,261
Net earned premium	$2,470,349	$414,427	$2,884,776	$110,395	$—	$2,995,171

Operating expense ratio before amortization and impairment (non-GAAP)	24.9%	19.4%	24.1%	11.2%	—%	23.6%

	Year Ended December 31, 2015
	P&C	A&H	NGHC	Reciprocal Exchanges	Eliminations	Consolidated
	(Amounts in thousands, except percentages and per share data)
Gross written premium	$2,058,130	$251,922	$2,310,052	$283,582	$(3,590)	$2,590,044
Net written premium	$1,844,498	$215,953	$2,060,451	$126,091	—	$2,186,542
Net earned premium	$1,784,096	$211,301	$1,995,397	$134,709	—	$2,130,106
Ceding commission income	(3,601)	1,091	(2,510)	46,300	—	43,790
Service and fee income	201,304	98,810	300,114	13,226	(39,792)	273,548

Total underwriting revenues	$1,981,799	$311,202	$2,293,001	$194,235	$(39,792)	$2,447,444

Loss and loss adjustment expense	1,205,074	171,630	1,376,704	108,616	—	1,485,320
Acquisition costs and other	312,799	65,999	378,798	27,972	(108)	406,662
General and administrative	330,245	82,111	412,356	54,304	(39,684)	426,976

Total underwriting expenses	$1,848,118	$319,740	$2,167,858	$190,892	$(39,792)	$2,318,958

Underwriting income (loss)	$133,681	$(8,538)	$125,143	$3,343	$—	$128,486
Non-cash impairment of goodwill	11,222	6,244	17,466	—	—	17,466
Non-cash amortization of intangible assets	9,995	6,597	16,592	4,380	—	20,972

Underwriting income (loss) before amortization and impairment	$154,898	$4,303	$159,201	$7,723	$—	$166,924

Underwriting ratios
Loss and loss adjustment expense ratio (1)	67.5%	81.2%	69.0%	80.6%	—%	69.7%
Operating expense ratio (non-GAAP) (2)(3)	25.0%	22.8%	24.7%	16.9%	—%	24.2%

Combined ratio (non-GAAP) (2)(4)	92.5%	104.0%	93.7%	97.5%	—%	93.9%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (1)	67.5%	81.2%	69.0%	80.6%	—%	69.7%
Operating expense ratio (non-GAAP) (2)(5)	23.8%	16.7%	23.0%	13.6%	—%	22.4%

Combined ratio before amortization and impairment (non-GAAP) (2)(6)	91.3%	97.9%	92.0%	94.2%	—%	92.1%
Total underwriting expenses	$1,848,118	$319,740	$2,167,858	$190,892	$(39,792)	$2,318,958
Less: Loss and loss adjustment expense	1,205,074	171,630	1,376,704	108,616	—	1,485,320
Less: Ceding commission income	(3,601)	1,091	(2,510)	46,300	—	43,790
Less: Service and fee income	201,304	98,810	300,114	13,226	(39,792)	273,548

Operating expense	$445,341	$48,209	$493,550	$22,750	$—	$516,300
Net earned premium	$1,784,096	$211,301	$1,995,397	$134,709	$—	$2,130,106

Operating expense ratio (non-GAAP)	25.0%	22.8%	24.7%	16.9%	—%	24.2%

Total underwriting expenses	$1,848,118	$319,740	$2,167,858	$190,892	$(39,792)	$2,318,958
Less: Loss and loss adjustment expense	1,205,074	171,630	1,376,704	108,616	—	1,485,320
Less: Ceding commission income	(3,601)	1,091	(2,510)	46,300	—	43,790
Less: Service and fee income	201,304	98,810	300,114	13,226	(39,792)	273,548
Less: Non-cash impairment of goodwill	11,222	6,244	17,466	—	—	17,466
Less: Non-cash amortization of intangible assets	9,995	6,597	16,592	4,380	—	20,972

Operating expense before amortization and impairment	$424,124	$35,368	$459,492	$18,370	$—	$477,862
Net earned premium	$1,784,096	$211,301	$1,995,397	$134,709	$—	$2,130,106

Operating expense ratio before amortization and impairment (non-GAAP)	23.8%	16.7%	23.0%	13.6%	—%	22.4%

	Year Ended December 31, 2014
	P&C	A&H	NGHC	Reciprocal Exchanges	Eliminations	Consolidated
	(Amounts in thousands, except percentages and per share data)
Gross written premium	$1,924,666	$140,399	$2,065,065	$70,042	$—	$2,135,107
Net written premium	$1,676,946	$140,002	$1,816,948	$53,076	$—	$1,870,024
Net earned premium	$1,465,122	$120,476	$1,585,598	$47,622	$—	$1,633,220
Ceding commission income	7,643	—	7,643	4,787	—	12,430
Service and fee income	119,876	58,457	178,333	139	(9,901)	168,571

Total underwriting revenues	$1,592,641	$178,933	$1,771,574	$52,548	$(9,901)	$1,814,221

Loss and loss adjustment expense	1,005,885	92,532	1,098,417	26,719	—	1,125,136
Acquisition costs and other	254,130	54,692	308,822	6,267	—	315,089
General and administrative	224,651	56,617	281,268	11,967	(9,901)	283,334

Total underwriting expenses	$1,484,666	$203,841	$1,688,507	$44,953	$(9,901)	$1,723,559

Underwriting income (loss)	$107,975	$(24,908)	$83,067	$7,595	$—	$90,662
Non-cash impairment of goodwill	9,419	6,373	15,792	—	—	15,792
Non-cash amortization of intangible assets	5,208	6,117	11,325	2,468	—	13,793

Underwriting income (loss) before amortization and impairment	$122,602	$(12,418)	$110,184	$10,063	$—	$120,247

Underwriting ratios
Loss and loss adjustment expense ratio (1)	68.7%	76.8%	69.3%	56.1%	—%	68.9%
Operating expense ratio (non-GAAP) (2)(3)	24.0%	43.9%	25.5%	27.9%	—%	25.6%

Combined ratio (non-GAAP) (2)(4)	92.7%	120.7%	94.8%	84.0%	—%	94.5%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (1)	68.7%	76.8%	69.3%	56.1%	—%	68.9%
Operating expense ratio (non-GAAP) (2)(5)	23.0%	33.5%	23.8%	22.8%	—%	23.7%

Combined ratio before amortization and impairment (non-GAAP) (2)(6)	91.7%	110.3%	93.1%	78.9%	—%	92.6%
Total underwriting expenses	$1,484,666	$203,841	$1,688,507	$44,953	$(9,901)	$1,723,559
Less: Loss and loss adjustment expense	1,005,885	92,532	1,098,417	26,719	—	1,125,136
Less: Ceding commission income	7,643	—	7,643	4,787	—	12,430
Less: Service and fee income	119,876	58,457	178,333	139	(9,901)	168,571

Operating expense	$351,262	$52,852	$404,114	$13,308	$—	$417,422
Net earned premium	$1,465,122	$120,476	$1,585,598	$47,622	$—	$1,633,220

Operating expense ratio (non-GAAP)	24.0%	43.9%	25.5%	27.9%	—%	25.6%

Total underwriting expenses	$1,484,666	$203,841	$1,688,507	$44,953	$(9,901)	$1,723,559
Less: Loss and loss adjustment expense	1,005,885	92,532	1,098,417	26,719	—	1,125,136
Less: Ceding commission income	7,643	—	7,643	4,787	—	12,430
Less: Service and fee income	119,876	58,457	178,333	139	(9,901)	168,571
Less: Non-cash impairment of goodwill	9,419	6,373	15,792	—	—	15,792
Less: Non-cash amortization of intangible assets	5,208	6,117	11,325	2,468	—	13,793

Operating expense before amortization and impairment	$336,635	$40,362	$376,997	$10,840	$—	$387,837
Net earned premium	$1,465,122	$120,476	$1,585,598	$47,622	$—	$1,633,220

Operating expense ratio before amortization and impairment (non-GAAP)	23.0%	33.5%	23.8%	22.8%	—%	23.7%

	Year Ended December 31, 2013
	P&C	A&H	Consolidated
	(Amounts in thousands, except percentages and per share data)
Gross written premium	$1,305,254	$33,501	$1,338,755
Net written premium	$646,100	$33,216	$679,316
Net earned premium	$654,849	$33,217	$688,066
Ceding commission income	87,100	—	87,100
Service and fee income	82,752	44,789	127,541

Total underwriting revenues	$824,701	$78,006	$902,707

Loss and loss adjustment expense	494,887	26,135	521,022
Acquisition costs and other	110,509	24,378	134,887
General and administrative	193,447	28,207	221,654

Total underwriting expenses	$798,843	$78,720	$877,563

Underwriting income (loss)	$25,858	$(714)	$25,144
Non-cash impairment of goodwill	1,445	—	1,445
Non-cash amortization of intangible assets	4,590	1,828	6,418

Underwriting income (loss) before amortization and impairment	$31,893	$1,114	$33,007

Underwriting ratios
Loss and loss adjustment expense ratio (1)	75.6%	78.7%	75.7%
Operating expense ratio (non-GAAP) (2)(3)	20.5%	23.5%	20.6%

Combined ratio (non-GAAP) (2)(4)	96.1%	102.2%	96.3%

Underwriting ratios (before amortization and impairment)
Loss and loss adjustment expense ratio (1)	75.6%	78.7%	75.7%
Operating expense ratio (non-GAAP) (2)(5)	19.6%	18.0%	19.5%

Combined ratio before amortization and impairment (non-GAAP) (2)(6)	95.2%	96.7%	95.2%
Total underwriting expenses	$798,843	$78,720	$877,563
Less: Loss and loss adjustment expense	494,887	26,135	521,022
Less: Ceding commission income	87,100	—	87,100
Less: Service and fee income	82,752	44,789	127,541

Operating expense	$134,104	$7,796	$141,900
Net earned premium	$654,849	$33,217	$688,066

Operating expense ratio (non-GAAP)	20.5%	23.5%	20.6%

Total underwriting expenses	$798,843	$78,720	$877,563
Less: Loss and loss adjustment expense	494,887	26,135	521,022
Less: Ceding commission income	87,100	—	87,100
Less: Service and fee income	82,752	44,789	127,541
Less: Non-cash impairment of goodwill	1,445	—	1,445
Less: Non-cash amortization of intangible assets	4,590	1,828	6,418

Operating expense before amortization and impairment	$128,069	$5,968	$134,037
Net earned premium	$654,849	$33,217	$688,066

Operating expense ratio before amortization and impairment (non-GAAP)	19.6%	18.0%	19.5%

(1)	Loss and loss adjustment expense ratio is calculated by dividing loss and loss adjustment expense by net earned premium.
(2)

Operating expense ratio and combined ratio are considered non-GAAP financial measures under applicable SEC rules because a component of those ratios, operating expense, is calculated by offsetting acquisition and other underwriting costs and general and administrative expenses by ceding commission income and service and fee income. Management uses operating expense ratio (non-GAAP) and combined ratio (non-GAAP) to evaluate financial performance against historical results and establish targets on a consolidated basis. The Company believes this presentation enhances the understanding of our results by eliminating what we believe are volatile and unusual events and presenting the ratios with what we believe are the underlying run rates of the business. Other companies may calculate these measures differently, and, therefore, their measures may not be comparable to those used by National General.

(3)

Operating expense ratio is a non-GAAP measure defined by the Company, that is commonly used in the insurance industry. The Company calculates the ratio by dividing operating expense by net earned premium. Operating expense consists of the sum of acquisition and other underwriting costs and general and administrative expenses less ceding commission income and service and fee income. The ratio is used as an indicator of the Company’s efficiency in acquiring and servicing its business. Other companies may calculate these measures differently, and therefore, their measures may not be comparable to those used by National General.
(4)

Combined ratio is a non-GAAP measure defined by the Company, that is commonly used in the insurance industry. The Company calculates the ratio by adding the loss and loss adjustment expense ratio and the operating expense ratio (non-GAAP) together. The ratio is used as an indicator of the Company’s underwriting discipline, efficiency in acquiring and servicing its business, and overall underwriting profit. A combined ratio under 100% generally indicates an underwriting profit, while over 100% an underwriting loss. Other companies may calculate these measures differently, and therefore, their measures may not be comparable to those used by National General.

(5)

Operating expense ratio before amortization and impairment is a non-GAAP measure defined by the Company, that is commonly used in the insurance industry. The Company calculates the ratio by dividing the operating expense before amortization and impairment by net earned premium. Operating expense before amortization and impairment consists of the sum of acquisition and other underwriting costs and general and administrative expenses less ceding commission income and service and fee income less non-cash amortization of intangible assets and non-cash impairment of goodwill. The ratio is used as an indicator of the Company’s efficiency in acquiring and servicing its business. Other companies may calculate these measures differently, and therefore, their measures may not be comparable to those used by National General.

(6)

Combined ratio before amortization and impairment is a non-GAAP measure defined by the Company, that is commonly used in the insurance industry. The Company calculates the ratio by adding the loss and loss adjustment expense ratio and the operating expense ratio before amortization and impairment (non-GAAP) together. The ratio is used as an indicator of the Company’s underwriting discipline, efficiency in acquiring and servicing its business, and overall underwriting profit. A combined ratio under 100% generally indicates an underwriting profit, while over 100% an underwriting loss. Other companies may calculate these measures differently, and therefore, their measures may not be comparable to those used by National General.

Reconciliation of Net Income to Operating Earnings (non-GAAP)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(Amounts in thousands)
Net income available to common stockholders	$60,507	$49,770	$157,513	$84,275
Add (subtract):
Net (gain) loss on investments	3,003	(47,659)	21,490	(37,885)
Other (income) expense	—	3,901	—	198
Equity in (earnings) losses of equity method investments	676	1,997	2,979	1,258
Non-cash amortization of intangible assets	8,260	9,274	23,397	42,301
Income tax expense (benefit)	(1,648)	11,370	(7,474)	(2,056)

Operating earnings attributable to NGHC (1)	$70,798	$28,653	$197,905	$88,091

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Amounts in thousands)
Net income available to common stockholders	$74,345	$151,373	$123,063	$95,634	$40,151
Add (subtract):
Net (gain) loss on investments	(40,665)	(29,491)	(3,807)	2,308	(1,217)
Other-than-temporary impairment losses	25	22,102	15,248	2,245	2,869
Other (income) expense	198	(24,308)	—	—	—
Equity in (earnings) losses of equity method investments	8,795	(15,601)	(3,443)	(1,180)	(1,274)
Non-cash impairment of goodwill (non-deductible)	4,884	3,552	17,467	15,792	1,445
Non-cash amortization of intangible assets	51,729	48,130	16,592	11,325	6,418
Income tax expense (benefit)	(7,029)	(291)	(8,607)	(5,144)	(2,379)
Deferred asset tax impairment	25,783	—	—	—	—

Operating earnings attributable to NGHC (1)	$118,065	$155,466	$156,513	$120,980	$46,013

(1)

References to operating earnings is a non-GAAP financial measure defined by the Company as net income/loss excluding after-tax net gain or loss on investments (including foreign exchange gain or loss), other-than-temporary impairment losses, bargain purchase gains, earnings or losses of equity method investments (related parties), deferred tax asset impairment, non-cash impairment of goodwill and non-cash amortization of intangible assets. The Company believes operating earnings is a relevant measure of the Company’s profitability because operating earnings contains the components of net income upon which the Company’s management has the most influence and excludes factors outside management’s direct control and non-recurring items. Other companies may calculate these measures differently, and therefore, their measures may not be comparable to those used by National General.

PROSPECTUS

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Warrants

Units

By this prospectus, we may offer debt securities, common stock, preferred stock, depositary shares, warrants and units. The specific terms of these securities will be provided in supplements to this prospectus. Our common stock is listed on the Nasdaq Global Market under the symbol “NGHC.”

You should read the risks discussed in “Risk Factors” on page 2 of this prospectus and in the applicable prospectus supplement, as well as the risks contained in or described in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement, before you invest in the securities being offered under this prospectus.

The securities may be sold directly to you or through agents, underwriters and/or dealers that we may select, in each case on a continuous or delayed basis. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is May 7, 2018.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf registration” process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we offer any of the securities, we will prepare a prospectus supplement that will contain certain specific information about the terms of that offering and the securities being offered thereby. The applicable prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Incorporation of Certain Information by Reference” in this prospectus in their entirety.

The registration statement that contains this prospectus, and the exhibits to the registration statement, contain additional information about us and the securities that we may offer under this prospectus. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by that reference and the exhibits and schedules thereto. The registration statement and exhibits can be read at the SEC’s web site or at the SEC office mentioned under the heading “Where You Can Find More Information” in this prospectus.

We may include agreements as exhibits to the registration statement of which this prospectus forms a part. In reviewing such agreements, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•

may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures would not necessarily be reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors in our securities; and

•

were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement, are subject to more recent developments and therefore may no longer be accurate.

References in this prospectus to “we,” “us,” “our,” “the Company” or “National General” or other similar terms mean National General Holdings Corp. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

RISK FACTORS

Our business is subject to uncertainties and risks and an investment in the securities being offered under this prospectus involves risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent Annual Report on Form 10-K, as updated by our Quarterly Reports on Form 10-Q and other SEC filings before investing in these securities. We may include additional risks related to the securities being offered in the prospectus supplement relating to that offering. It is possible that our business, financial condition, liquidity, results of operations and prospects could be materially adversely affected by any of these risks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that are intended to be covered by the safe harbors created by The Private Securities Litigation Reform Act of 1995. When we use words such as “anticipate,” “intend,” “plan,” “believe,” “estimate,” “expect,” “may,” “should,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include the plans and objectives of management for future operations, including those relating to future growth of our business activities and availability of funds, and are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of such statements in this prospectus should not be considered as a representation by us or any other person that our objectives or plans or other matters described in any forward-looking statement will be achieved. These statements are based on current plans, estimates assumptions and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them. Important factors that could cause actual results to differ materially from those in such forward-looking statements are set forth in Item 1A “Risk Factors” in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q and any applicable prospectus supplement offering our securities and include but are not limited to:

•	non-receipt of expected payments from insureds or reinsurers;

•	changes in interest rates;

•	a downgrade in the financial strength ratings of our insurance subsidiaries;

•	the effect of the performance of financial markets on our investment portfolio;

•	our ability to accurately underwrite and price our products and to maintain and establish accurate loss reserves;

•	estimates of the fair value of our investments;

•	development of claims and the effect on loss reserves;

•	the cost and availability of reinsurance coverage;

•	the effects of emerging claim and coverage issues;

•	changes in the demand for our products;

•	our degree of success in integrating acquired businesses;

•	the effect of general economic conditions;

•	state and federal legislation;

•	the effects of tax reform;

•	regulations and regulatory investigations into industry practices;

•	risks associated with conducting business outside the United States;

•	developments relating to existing agreements;

•	disruptions to our business relationships with our vendors and other counterparties;

•	breaches in data security or other disruptions with our technology;

•	heightened competition;

•	changes in pricing environments; and

•	changes in asset valuations.

We caution that the foregoing list of important factors is not intended to be and is not exhaustive. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law, and all subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we projected. Any forward-looking statements included or incorporated by reference in this prospectus reflect our current view with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth, strategy and liquidity. Readers are cautioned not to place undue reliance on the forward-looking statements which speak only as of the dates of the documents in which such statements were made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov or from our website at http://www.nationalgeneral.com. Our Code of Business Conduct and Ethics and our committee charters are also available on our website at http://www.nationalgeneral.com or in print upon written request addressed to our Corporate Secretary, National General Holdings Corp., 59 Maiden Lane, 38th Floor, New York, New York 10038. However, the information on our website does not constitute a part of, nor is it incorporated by reference in, this prospectus.

This prospectus forms part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. As permitted by the SEC, this prospectus does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement, including the exhibits thereto, on Form S-3 that may be obtained as described above. Statements contained in this prospectus or any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement of which this prospectus forms a part, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information which we file with the SEC. This means that we can disclose important information to you by referring you to the documents containing that information and that such information will be regarded as an important part of this prospectus.

We incorporate by reference the information contained in the documents listed below (other than information that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2017;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2018; and

•	Current Reports on Form 8-K filed with the SEC on February 26, 2018 and May 7, 2018.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, on or after the date of the filing of the registration statement and, in the case of any particular offering of securities, until such offering of securities is terminated (other than information in such documents that is deemed not to be filed). Our future filings with the SEC will automatically update and supersede any inconsistent information in this prospectus and in our other SEC filings and such outdated or inconsistent information will no longer be regarded as part of this prospectus.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or 7.01 of Form 8-K.

You may request a copy of any of these filings, at no cost, by writing or calling us at the following phone number or postal address:

Jeffrey Weissmann

General Counsel and Secretary

National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, New York 10038

(212) 380-9500

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement and any free writing prospectus we have prepared or authorized for use with respect to a particular offering of our securities under this prospectus. We have not authorized anyone to provide you with different or additional information and, accordingly, you should not rely on any such information if it is provided to you. We are not making an offer to sell, or the solicitation of an offer to buy, any of these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus or the applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the applicable prospectus supplement, as the case may be, or that the information incorporated by reference herein and therein is accurate as of any date other than the date of the relevant report or other document in which such information is contained.

NATIONAL GENERAL HOLDINGS CORP.

We are a specialty personal lines insurance holding company that, through our subsidiaries, provides a variety of insurance products, including personal and small business automobile, homeowners, umbrella, recreational vehicle, motorcycle, lender-placed, supplemental health and other niche insurance products. We sell insurance products with a focus on underwriting profitability through a combination of our customized and predictive analytics and our technology driven low cost infrastructure.

Our automobile insurance products protect our customers against losses due to physical damage to their motor vehicles, bodily injury and liability to others for personal injury or property damage arising from auto accidents. Our homeowners and umbrella insurance products protect our customers against losses to dwellings and their contents from a variety of perils, as well as coverage for personal liability. We offer our property and casualty (“P&C”) insurance products through a network of approximately 32,100 independent agents, a number of affinity partners and through direct-response marketing programs and retail storefronts. We have approximately 3.9 million P&C policyholders.

Our accident and health (“A&H”) business provides accident and non-major medical health insurance products targeting our existing P&C policyholders and persons who are uninsured or underinsured. We market our and other carriers’ A&H insurance products through a multi-pronged distribution platform that includes a network of over 34,300 independent agents, direct-to-consumer marketing, wholesaling, worksite marketing and the internet.

We are licensed to operate in 50 states and the District of Columbia, but focus on underserved niche markets. Approximately 77.8% of our P&C premium written is originated in ten core states: California, North Carolina, New York, Florida, Texas, New Jersey, Louisiana, Virginia, Michigan and Washington. For the years ended December 31, 2017, 2016 and 2015, our gross premium written was $4,756 million, $3,501 million and $2,590 million, net premium written was $3,578 million, $3,073 million and $2,187 million and total consolidated revenues were $4,431 million, $3,553 million and $2,512 million, respectively.

Our company was formed to acquire the private passenger auto business of the U.S. consumer property and casualty insurance segment of General Motors Acceptance Corporation (now known as Ally Financial Inc.), which operations date back to 1939. We acquired this business on March 1, 2010.

Our wholly owned subsidiaries include twenty-two regulated domestic insurance companies, of which twenty write primarily P&C insurance and two write A&H insurance. Our insurance subsidiaries that are part of our intercompany quota share agreement to Integon National Insurance Company, have an “A-” (Excellent) group rating by A.M. Best Company, Inc. We currently conduct a limited amount of business outside the United States, primarily in Bermuda, Luxembourg and Sweden.

Our principal executive offices are located at 59 Maiden Lane, 38th Floor, New York, New York 10038, and our telephone number at that location is (212) 380-9500.

Our website address is http://www.nationalgeneral.com. Information contained in our website is not a part of, nor is it incorporated by reference in, this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes, unless otherwise specified in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The below table indicates our ratio of earnings to fixed charges for the three months ended March 31, 2018 and the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)	3.98x	2.29x	3.69x	4.33x	6.75x	10.34x

(1)

The ratio of earnings to fixed charges and preferred stock dividends was computed by dividing earnings by fixed charges and preferred stock dividends. For this purpose, earnings consists of (i) pre-tax income from continuing operations before adjustment for income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees less (ii) capitalized interest and non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges and preferred stock dividends consist of interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of the interest within rental expense and preferred stock dividends.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued in one or more series under an indenture, dated as of May 23, 2014, by and between us and The Bank of New York Mellon, as trustee. References herein to the “Indenture” refer to such indenture and references to the “Trustee” refer to such trustee or any other trustee for any particular series of debt securities issued under the Indenture. The terms of the debt securities of any series will be those specified in or pursuant to the Indenture and in the applicable debt securities of that series and those made part of the Indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description of selected provisions of the Indenture and the debt securities is not complete, and the description of selected terms of the debt securities of a particular series included in the applicable prospectus supplement also will not be complete. You should review the Indenture and the form of the applicable debt securities, which have been or will be filed as exhibits to the registration statement of which this prospectus is a part or as exhibits to documents which have been or will be incorporated by reference in this prospectus. To obtain a copy of the Indenture or the form of the applicable debt securities, see “Where You Can Find More Information” in this prospectus. The following description of debt securities and the description of the debt securities of the particular series in the applicable prospectus supplement are qualified in their entirety by reference to all of the provisions of the Indenture and the applicable debt securities, which provisions, including defined terms, are incorporated by reference in this prospectus. Capitalized terms used but not defined in this section shall have the meanings assigned to those terms in the Indenture.

The following description of debt securities describes general terms and provisions of the series of debt securities to which any prospectus supplement may relate. When the debt securities of a particular series are offered for sale, the specific terms of such debt securities will be described in the applicable prospectus supplement. If any particular terms of such debt securities described in a prospectus supplement differ from any of the terms of the debt securities generally described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus.

General

The debt securities of each series will constitute our unsecured unsubordinated or subordinated obligations and will rank on a parity in right of payment with all of our other existing and future unsecured and unsubordinated or subordinated indebtedness, as the case may be. We may issue an unlimited principal amount of debt securities under the Indenture. The Indenture provides that debt securities of any series may be issued up to the aggregate principal amount which may be authorized from time to time by us. Please read the applicable prospectus supplement relating to the debt securities of the particular series being offered thereby for the specific terms of such debt securities, including, where applicable:

•	the title of the series of debt securities;

•	any limit on the aggregate principal amount of debt securities of the series;

•	the date or dates on which we will pay the principal of and premium, if any, on debt securities of the series, or the method or methods, if any, used to determine such date or dates;

•	the rate or rates, which may be fixed or variable, at which debt securities of the series will bear interest, if any, or the method or methods, if any, used to determine such rate or rates;

•	the basis used to calculate interest, if any, on the debt securities of the series if other than a 360-day year of twelve 30-day months;

•	the date or dates, if any, from which interest on the debt securities of the series will accrue, or the method or methods, if any, used to determine such date or dates;

•	the date or dates, if any, on which the interest on the debt securities of the series will be payable and the record dates for any such payment of interest;

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the manner in which, or the person to whom, any interest on any bearer security of the series of debt securities will be payable, if different than upon presentation and surrender of the coupons relating to the bearer security;

•	the terms and conditions, if any, upon which we are required to, or may, at our option, redeem debt securities of the series;

•	the terms and conditions, if any, upon which we will be required to repurchase debt securities of the series at the option of the holders of debt securities of the series;

•	whether the debt securities of any series are senior or subordinated obligations;

•	the terms of any sinking fund or analogous provision;

•	the portion of the principal amount of the debt securities of the series which will be payable upon acceleration if other than the full principal amount;

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the authorized denominations in which the series of debt securities will be issued, if other than minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof, in the case of registered securities, or denominations of $5,000, in the case of bearer securities;

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the place or places where (1) amounts due on the debt securities of the series will be payable, (2) the debt securities of the series may be surrendered for registration of transfer and exchange and, if applicable, for exchange for other securities or property, and (3) notices or demands to or upon us in respect of the debt securities of the series or the Indenture may be served, if different than the corporate trust office of the Trustee;

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if other than U.S. dollars, the currency or currencies in which purchases of, and payments on, the debt securities of the series must be made and the ability, if any, of us or the holders of debt securities of the series to elect for payments to be made in any other currency or currencies;

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whether the amount of payments on the debt securities of the series may be determined with reference to an index, formula, or other method or methods (any of those debt securities being referred to as “Indexed Securities”) and the manner used to determine those amounts;

•	any addition to, modification, or deletion of, any covenant or Event of Default with respect to debt securities of the series;

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whether the debt securities of the series will be issuable in registered or bearer form or both and whether any debt securities of the series will be issued in temporary or permanent global form and, if so, the identity of the depositary for the global debt securities; and

•	any other terms of debt securities of the series.

As used in this prospectus and any prospectus supplement relating to the offering of debt securities, references to the principal of and premium, if any, and interest, if any, on the debt securities of a series include additional amounts, if any, payable on the debt securities of such series in that context.

We may issue debt securities as original issue discount securities to be sold at a substantial discount below their principal amount. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder upon acceleration will be determined in the manner described in the applicable prospectus supplement. Material federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

The terms of the debt securities of any series may differ from the terms of the debt securities of any other series, and the terms of particular debt securities within any series may differ from each other. Unless otherwise specified in the applicable prospectus supplement, we may, without the consent of, or notice to, the holders of the debt securities of any series, reopen an existing series of debt securities and issue additional debt securities of that series.

Other than to the extent provided with respect to the debt securities of a particular series and described in an applicable prospectus supplement, the Indenture does not contain any provisions that limit our ability to incur indebtedness or to substantially reduce or eliminate our consolidated assets, which may have an adverse effect on our ability to service our indebtedness (including the debt securities) or that would afford holders of the debt securities protection in the event of:

(1)	a highly leveraged or similar transaction involving us, our management, or any affiliate of any of those parties,

(2)	a change of control, or

(3)	a reorganization, restructuring, merger, or similar transaction involving us or our affiliates that may adversely affect the holders of our debt securities.

Registration, Transfer, Payment, and Paying Agent

Unless otherwise specified in the applicable prospectus supplement, each series of debt securities will be issued in registered form only, without coupons. The Indenture, however, provides that we may also issue debt securities in bearer form only, or in both registered and bearer form. Purchasers of bearer securities will be subject to certification procedures and may be affected by limitations under United States tax laws. The terms of the bearer securities of the particular series and the applicable procedures and limitations will be described in the applicable prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, registered securities will be issued in minimum denominations of $2,000 or any integral multiple of $1,000 in excess thereof, and bearer securities will be issued in denominations of $5,000.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be payable and may be surrendered for registration of transfer or exchange and, if applicable, for exchange for other securities or property, at an office or agency maintained by us in the Borough of Manhattan, the City of New York. However, we, at our option, may make payments of interest on any interest payment date on any registered security by check mailed to the address of the person entitled to receive that payment or by wire transfer to an account maintained by the payee with a bank located in the United States.

Any interest not punctually paid or duly provided for on any interest payment date with respect to the debt securities of any series will forthwith cease to be payable to the holders of those debt securities on the applicable regular record date and may either be paid to the persons in whose names those debt securities are registered at the close of business on a special record date for the payment of the interest not punctually paid or duly provided for to be fixed by the Trustee, notice whereof shall be given to the holders of those debt securities not less than 10 days prior to the special record date, or may be paid at any time in any other lawful manner, all as completely described in the Indenture.

Subject to certain limitations imposed on debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of those debt securities at the designated place or places. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for registration of transfer or exchange thereof at the designated place or places if duly endorsed or accompanied by a written instrument of transfer. No service charge shall be made for any registration of transfer or exchange, redemption or repayment of debt securities, or for any exchange of debt securities for other securities or property, but we may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with certain of those transactions.

Unless otherwise specified in the applicable prospectus supplement, we will not be required to:

•

issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series of like tenor and terms to be redeemed and ending at the close of business on the day of that selection;

•

register the transfer of or exchange any registered security, or portion of any registered security, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

•	issue, register the transfer of or exchange a debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be repaid.

Book-Entry Debt Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global debt securities. Global debt securities will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating thereto. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global debt security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.

We anticipate that global debt securities will be deposited with, or on behalf of, The Depository Trust Company, or DTC, New York, New York, and that global debt securities will be registered in the name of DTC’s nominee, Cede & Co. We also anticipate that the following provisions will apply to the depository arrangements with respect to global debt securities. Additional or differing terms of the depository arrangements will be described in the applicable prospectus supplement.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, which eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, sometimes referred to in this prospectus as indirect participants, that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. Indirect participants include securities brokers and dealers, banks and trust companies. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of debt securities within the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of the actual purchaser or beneficial owner of a debt security is, in turn, recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased the debt securities. Transfers of ownership interests in debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the debt securities except in the limited circumstances described below.

To facilitate subsequent transfers, all debt securities deposited by participants with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the debt securities. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited. Those participants may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

Redemption notices shall be sent to DTC or its nominee. If less than all of the debt securities of a series are being redeemed, DTC will reduce the amount of the interest of direct participants in the debt securities in accordance with its procedures.

A beneficial owner of debt securities shall give notice to elect to have its debt securities repurchased or tendered, through its participant to the Trustee and shall effect delivery of such debt securities by causing the direct participant to transfer the participant’s interest in such debt securities, on DTC’s records, to the Trustee. The requirement for physical delivery of debt securities in connection with a repurchase or tender will be deemed satisfied when the ownership rights in such debt securities are transferred by direct participants on DTC’s records and followed by a book-entry credit of such debt securities to the Trustee’s DTC account.

In any case where a vote may be required with respect to the debt securities of any series, neither DTC nor Cede & Co. will give consents for or vote such global debt securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the debt securities are credited on the record date identified in a listing attached to the omnibus proxy.

Principal of and premium, if any, and interest, if any, on the global debt securities will be paid to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date unless DTC has reason to believe that it will not receive payments on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal, premium, if any, and interest, if any, to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

Except as described in this prospectus, owners of beneficial interests in a global debt security will not be entitled to have debt securities registered in their names and will not receive physical delivery of debt securities. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the debt securities and the Indenture.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer or pledge beneficial interests in global debt securities.

DTC is under no obligation to provide its services as depositary for the debt securities of any series and may discontinue providing its services at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants under the rules and procedures governing DTC. As noted above, owners of beneficial interests in a global debt security will not receive certificates representing their interests. However, if

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DTC notifies us that it is unwilling or unable to continue as a depositary for the global debt securities of any series or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days of the notification or of our becoming aware of DTC’s ceasing to be so registered, as the case may be,

•	We determine, in our sole discretion, not to have the debt securities of any series represented by one or more global debt securities, or

•

an Event of Default under the Indenture has occurred and is continuing with respect to the debt securities of any series and DTC wishes to exchange such global debt securities for definitive certificated debt securities,

We will prepare and deliver certificates for the debt securities of that series in exchange for beneficial interests in the global debt securities. Any beneficial interest in a global debt security that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for debt securities in definitive certificated form registered in the names that the depositary shall direct. It is expected that these directions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global debt securities.

We obtained the information in this section and elsewhere in this prospectus concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but neither we nor any applicable underwriters, agents or dealers take any responsibility for the accuracy of this information.

Redemption and Repurchase

The debt securities of any series may be redeemable at our option or may be subject to mandatory redemption by us as required by a sinking fund or otherwise. In addition, the debt securities of any series may be subject to repurchase by us at the option of the holders. The applicable prospectus supplement will describe the terms and conditions regarding any optional or mandatory redemption or option to repurchase the debt securities of the related series.

Exchange

The terms and conditions, if any, on which debt securities of any series are convertible into or exchangeable for shares of our common stock or other securities or property will be set forth in the applicable prospectus supplement.

Certain Covenants

Any material covenants applicable to the debt securities of any series not described in this prospectus will be specified in the applicable prospectus supplement.

Merger, Consolidation, and Transfer of Assets

The Indenture provides that we may not, in any transaction or series of related transactions, consolidate or amalgamate with or merge into any other person or sell, assign, transfer, lease or otherwise convey all or substantially all of our assets to any other person unless:

•

either (1) we shall be the continuing person (in the case of a merger) or (2) the successor person (if other than us) formed by or resulting from the consolidation or amalgamation or merger or to which such sale, assignment, transfer, lease or other conveyance of all or substantially all of our properties and assets is made, shall be a corporation, partnership, association, limited liability company or other company and business trust, and such successor person shall expressly assume the due and punctual performance of all of our obligations under the Indenture and the debt securities outstanding thereunder;

•

immediately after giving effect to such transaction or transactions, no Event of Default under the Indenture, and no event which, after notice or lapse of time or both would become an Event of Default under the Indenture, shall have occurred and be continuing; and

•	the Trustee shall have received an officer’s certificate and opinion of counsel from us to the effect that all conditions precedent have been satisfied.

Upon any consolidation or amalgamation by us with, or our merger into, any other person or any sale, assignment, transfer, lease, or conveyance of all or substantially all of our properties and assets to any person in accordance with the provisions of the Indenture described above, the successor person formed by the consolidation or amalgamation or into which we are merged or to which the sale, assignment, transfer, lease, or other conveyance is made shall succeed to, and be substituted for, us and may exercise every right and power of ours under the Indenture with the same effect as if such successor person had been named as us therein; and thereafter, except in the case of a lease, the predecessor person shall be released from all obligations and covenants under the Indenture and the debt securities issued under that Indenture.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, an Event of Default with respect to the debt securities of any series is defined in the Indenture as being:

(1)	failure to pay interest for 30 days after the date payment is due and payable on any debt security of that series;

(2)	failure to pay principal or premium, if any, on any debt security of that series when due, whether at maturity, upon any redemption or exercise of a repurchase right, or otherwise;

(3)	failure to make any sinking fund payment or payment under any analogous provision when due with respect to any debt security of that series;

(4)	failure to perform any other covenant for 60 days after notice of such default was provided;

(5)	specified events of bankruptcy, insolvency, or reorganization with respect to us or any of our Significant Subsidiaries; or

(6)	any other Event of Default established for the debt securities of that series.

No Event of Default with respect to any particular series of debt securities necessarily constitutes an Event of Default with respect to any other series of debt securities. Events of Default with respect to our subordinated debt securities may be different than those with respect to our senior debt securities. The Trustee is required to give notice to holders of the debt securities of any series within 90 days after the Trustee has knowledge of a default relating to such debt securities, unless such default has been cured or waived; provided, however, that the Trustee may withhold such notice except in the case of a default in payment of principal, premium, if any, interest, if any, or sinking fund payments, if any, in respect of such debt securities or a default in the delivery of securities or property upon exchange of such debt securities in accordance with their terms, if the Trustee, in good faith, determines it is in the best interest of such holders to do so.

If an Event of Default specified in clause (5) above occurs with respect to us and is continuing, then the principal of all the debt securities and accrued and unpaid interest, if any, thereon shall automatically become immediately due and payable. If any other Event of Default with respect to the debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding may declare the principal of, or such lesser amount as may be specified in the terms of that series of debt securities, and accrued and unpaid interest, if any, thereon to be due and payable immediately. However, upon specified conditions, the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding may rescind and annul any such acceleration and its consequences.

The Indenture provides that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or Trustee, or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, as well as an offer of indemnity reasonably satisfactory to it, and no inconsistent direction has been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of the debt securities of that series. Notwithstanding any other provision of the Indenture, the holder of a debt security will have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, if any, on that debt security on the respective due dates for those payments and, in the case of any debt security which is exchangeable for other securities or property, to exchange that debt security in accordance with its terms, and to institute suit for the enforcement of those payments and any right to effect such exchange, and this right shall not be impaired without the consent of such holder.

Subject to the provisions of the Trust Indenture Act requiring the Trustee, during the continuance of an Event of Default under the Indenture, to act with the requisite standard of care, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of debt securities of any series unless those holders have offered the Trustee reasonable indemnity. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee, provided that the direction would not (a) conflict with any rule of law or with the Indenture or with any series of debt securities, (b) involve the Trustee in personal liability against which indemnity would not be satisfactory, and (c) be unduly prejudicial to the rights of any other holders of the debt securities (or any other series), and the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Within 120 days after the close of each fiscal year, we must deliver to the Trustee an officers’ certificate stating whether or not each certifying officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

Modification, Waivers, and Meetings

The Indenture permits us and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series issued under the Indenture and affected by a modification or amendment (voting as separate classes), to modify or amend any of the provisions of the Indenture or of the debt securities of the applicable series or the rights of the holders of the debt securities of the applicable series under the Indenture. However, without obtaining the consent of the holder of each outstanding debt security affected thereby, no modification or amendment shall, among other things:

•	change the stated maturity of the principal of, or premium, if any, or any installment of interest, if any, on any debt securities,

•	reduce the principal of or any premium on any debt securities or reduce the rate (or modify the calculation of such rate) of interest on or the redemption or repurchase price of any debt securities,

•	reduce the amount of principal of any original issue discount securities that would be due and payable upon acceleration of the maturity of any debt security,

•	adversely affect any right of repayment or repurchase at the option of any holder,

•	change any place where or the currency in which any debt securities are payable,

•	adversely affect the right, if any, of holders to exchange any debt securities for other securities or property in accordance with their terms,

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impair the holder’s right to institute suit to enforce the payment of any debt securities on or after their stated maturity or redemption date, as the case may be, or the right to exchange any debt securities in accordance with their terms,

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reduce the percentage of the outstanding debt securities of any series whose holders must consent to any modification or amendment or any waiver of compliance with specific provisions of such Indenture or specified defaults under the Indenture and their consequences, or

•	reduce the requirements for a quorum or voting at a meeting of holders of the applicable debt securities.

The Indenture also contains provisions permitting us and the Trustee, without the consent of the holders of any debt securities, to modify or amend the Indenture, among other things:

•	to add to the Events of Default or covenants in a manner that benefits the holders of all or any series of debt securities issued under the Indenture;

•	to provide for security of debt securities of any series or add guarantees;

•	to add to or change any provisions of the Indenture to facilitate the issuance of bearer securities;

•	to establish the form or terms of debt securities of any series and any related coupons;

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to cure any ambiguity or correct or supplement any provision in the Indenture which may be defective or inconsistent with other provisions in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, or to make any change necessary to comply with any requirement of the SEC in connection with the Indenture under the Trust Indenture Act, in each case which shall not adversely affect the interests of the holders of any series of debt securities;

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to amend or supplement any provision contained in the Indenture, provided that the amendment or supplement does not apply to any outstanding debt securities issued before the date of the amendment or supplement and entitled to the benefits of that provision; or

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to conform the terms of the Indenture or the debt securities to the description thereof contained in any prospectus or other offering document or memorandum relating to the offer and sale of those debt securities.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive our compliance with some of the restrictive provisions of the Indenture, which may include covenants, if any, which are specified in the applicable prospectus supplement. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the Indenture with respect to the debt securities of that series and its consequences, except a default (i) in the payment of the principal of, or premium, if any, or interest, if any, on the debt securities of that series, (ii) in the delivery of securities or property upon the exchange of any debt securities of that series in accordance with their terms, or (iii) in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series.

The Indenture contains provisions for convening meetings of the holders of a series of debt securities. A meeting may be called at any time by the Trustee, and also, upon our request, or the request of holders of at least 10% in aggregate principal amount of the outstanding debt securities of a series. Notice of a meeting must be given in accordance with the provisions of the Indenture. Except for any consent or waiver which must be given by the holder of each outstanding debt security affected in the manner described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in aggregate principal amount of the outstanding debt securities of that series. However, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver, or other action which may be made, given or taken by the holders of a specified percentage, other than a majority, in aggregate principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of that specified percentage in aggregate principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series and the related coupons, if any.

Satisfaction and Discharge; Defeasance

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indenture by delivering to the Trustee for cancellation all outstanding debt securities of a particular series or by depositing with the Trustee or delivering to the holders, as applicable, after debt securities of a particular series have become due and payable, whether at the maturity date or otherwise, cash sufficient to pay all of the outstanding debt securities of that series and paying all other sums payable under the Indenture by us. Such discharge is subject to the other terms contained in the Indenture, including the requirement that we provide an officers’ certificate and opinion of counsel to the Trustee that all of the conditions precedent to the satisfaction and discharge have been satisfied.

Covenant Defeasance and Discharge

Additionally, at our option, either (a) we shall be deemed to have been “Discharged” from our obligations with respect to the outstanding debt securities of a particular series or (b) we shall cease to be under any obligation to comply with certain covenants in the Indenture and, if applicable, other covenants as may be specified in the applicable prospectus supplement at any time after the applicable conditions set forth below have been satisfied:

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we shall have deposited irrevocably with the Trustee (i) money in an amount, or (ii) U.S. government obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient (in the opinion of a nationally recognized registered public accounting firm) to pay and discharge each installment of and premium, if any, and interest on, the outstanding debt securities of the applicable series on the dates such installments of interest or principal and premium are due;

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no Event of Default or default which with notice or lapse of time or both would become an Event of Default with respect to debt securities of the applicable series shall have occurred and be continuing on the date of such deposit; and, in the case of debt securities being discharged, no Event of Default arising from specified events of bankruptcy, insolvency, or reorganization with respect to us or any of our Significant Subsidiaries or default which with notice or lapse of time or both would become such an Event of Default shall have occurred and be continuing during the period ending on the 91st day after the date of such deposit; and

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we shall have delivered to the Trustee an opinion of counsel to the effect that holders of debt securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of our exercise of our option as described in this paragraph and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such action had not been exercised and, in the case of debt securities being discharged, accompanied by a ruling to that effect received from or published by the Internal Revenue Service.

As used in “— Covenant Defeasance and Discharge”, “Discharged” means that we shall be deemed to have paid and discharged the applicable debt securities and to have satisfied all the obligations under the Indenture, except (a) the rights of holders of the debt securities to receive, from the trust fund, payment of the principal of and premium, if any, and interest on such debt securities when such payments are due, (b) certain of our obligations with respect to transfer and exchange of the debt securities and (c) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture.

The applicable prospectus supplement may further describe the provisions, if any, permitting or restricting discharge or covenant defeasance with respect to the debt securities of a particular series.

Concerning the Trustee

The Indenture provides that there may be more than one Trustee under the Indenture, each with respect to one or more series of debt securities. If there are different Trustees for different series of debt securities, each Trustee will be a Trustee separate and apart from any other Trustee under the Indenture. Unless otherwise indicated in any applicable prospectus supplement, any action permitted to be taken by a Trustee may be taken by such Trustee only with respect to the one or more series of debt securities for which it is the Trustee under the Indenture. Any Trustee under the Indenture may resign or be removed with respect to one or more series of debt securities. All payments of principal of, and premium, if any, and interest on, and all registration, transfer, exchange, authentication and delivery (including authentication and delivery on original issuance of the debt securities) of, the debt securities of a series will be effected by the Trustee with respect to that series at an office designated by the trustee in the Borough of Manhattan, the City of New York.

Under the Trust Indenture Act, the Indenture is deemed to contain limitations on the right of the Trustee, should it become a creditor of ours, to obtain payment of claims in some cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee may engage in other transactions with us. If it acquires any conflicting interest relating to any of its duties with respect to the debt securities, however, it must eliminate the conflict or resign as Trustee.

The Bank of New York Mellon is the Trustee under the Indenture.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF COMMON STOCK

This section describes the general terms and provisions of our common stock that we may issue separately, upon exchange of a debt security, upon conversion of preferred stock, upon exercise of an equity warrant or in connection with a unit. The description set forth below of our common stock is only a summary. You should also refer to our second amended and restated certificate of incorporation (the “Certificate of Incorporation”), our amended and restated bylaws (the “Bylaws”) and Delaware law. See “Where You Can Find More Information” for information on how to obtain a copy of our Certificate of Incorporation and Bylaws.

Our Certificate of Incorporation authorizes the issuance of 150,000,000 shares of common stock, $0.01 par value per share, of which, at May 3, 2018, 106,923,327 shares were issued and outstanding.

Our common stock is listed on the Nasdaq Global Market under the symbol “NGHC.”

Voting Power

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders.

The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the voting power of our common stock voted can elect all of the directors then standing for election.

Dividend

Holders of shares of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or debt securities. As described below in “Description of Preferred Stock,” holders of our 7.50% Non-Cumulative Preferred Stock, Series A, 7.50% Non-Cumulative Preferred Stock, Series B, and 7.50% Non-Cumulative Preferred Stock, Series C will be entitled to receive dividends in preference to and in priority over dividends on common stock and dividends on any future series of preferred stock may be cumulative or non-cumulative as determined by our board of directors.

Preemptive or Other Rights

Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our outstanding 7.50% Non-Cumulative Preferred Stock, Series A, 7.50% Non-Cumulative Preferred Stock, Series B, and 7.50% Non-Cumulative Preferred Stock, Series C, and the holders of shares of any series of preferred stock which we may designate in the future.

Certain Anti-Takeover Effects of Provisions of Our Bylaws and Delaware Law

Special Meetings of Stockholders

Our Bylaws generally provide that special meetings of our stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or by resolution of the board of directors. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting. At any special meeting of our stockholders, only such business will be conducted as has been specified in the notice of meeting given by or at the direction of our board of directors or otherwise properly brought before the special meeting by or at the direction of our board of directors.

No Cumulative Voting

The Delaware General Corporation Law (the “DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the meeting. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice, including the stockholder’s ownership of the Company, synthetic equity transactions engaged in by the stockholder related to the Company, any proxies or voting agreements pursuant to which such stockholder has a right to vote shares of the Company, any stock borrowing agreements entered into by the stockholder related to the Company, any performance related fees the stockholder is entitled to based on changes in the value of the stock of the Company and any other information that would be required to be made in connection with a solicitation of proxies by such stockholder pursuant to Section 14(a) of the Exchange Act. Our Bylaws also require that such stockholder provide information concerning each item of business proposed by the stockholder and individuals nominated for election as a director, as applicable. Failure to timely comply with these provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Stockholder-Initiated Bylaws Amendments

Our Bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least a majority of the voting power of all the then outstanding shares of our common stock. Additionally, our Bylaws may be amended, altered or repealed by the board of directors by a majority vote.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for future issuances without stockholder approval and can be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless: (1) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers of such corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) on or subsequent to such time, the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

Limitation of Liability and Indemnification Matters

As permitted by the DGCL, our Certificate of Incorporation includes provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware law.

Our Certificate of Incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law, and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the DGCL, our Certificate of Incorporation provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

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we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

In addition, we have entered into indemnification agreements with each of our executive officers and directors pursuant to which each executive officer and director will be indemnified as described above (or furnished contribution by us if indemnification is unavailable) and will be advanced costs and expenses subject to delivery of an undertaking to repay any advanced amounts if it is ultimately determined that such executive officer or director is not entitled to indemnification for such costs and expenses.

Forum

Our Bylaws provide that, subject to certain exceptions, unless we consent in writing to an alternative forum, a state or federal court located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. The Bylaws further provide that any person or entity purchasing or otherwise acquiring an interest in our shares of capital stock is deemed to have notice of and consented to the foregoing. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, it may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

Transfer Agent

Our registrar and transfer agent for the shares is American Stock Transfer & Trust Company.

Insurance Regulations Concerning Change of Control

State insurance holding company laws require prior approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract or otherwise. Control is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Any purchase of our shares that would result in the purchaser owning more than 10% of our voting securities will be presumed to result in the acquisition of control of our insurance subsidiaries and require prior regulatory approval.

DESCRIPTION OF PREFERRED STOCK

This section describes the general terms and provisions of the preferred stock that we may issue separately, upon exchange of a debt security, upon exercise of an equity warrant or in connection with a depositary share or unit. The applicable prospectus supplement will describe the specific terms, or modify the general terms, of any preferred stock offered through that prospectus supplement and any special federal income tax consequences of those preferred stock. We will file a certificate of amendment to our Certificate of Incorporation that contains the terms of each series of preferred stock. This certificate will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions, including any dividend, redemption, liquidation, sinking fund and conversion rights. The description set forth below is not complete and is subject to any certificate of amendment to our Certificate of Incorporation fixing the preferences, limitations and relative rights of a particular series of preferred stock. You should refer to these certificates for specific information on the preferred stock. See “Where You Can Find More Information” for information on how to obtain copies of certificates of amendment to our Certificate of Incorporation.

General

Our Certificate of Incorporation authorizes, subject to any limitations prescribed by law, the issuance of 10,000,000 preferred stock, $0.01 par value per share, in one or more series without shareholder approval. As of May 3, 2018, 2,200,000 shares of our 7.50% Non-Cumulative Preferred Stock, Series A, 165,000 shares of our 7.50% Non-Cumulative Preferred Stock, Series B, and 200,000 shares of our 7.50% Non-Cumulative Preferred Stock, Series C, were issued and outstanding.

Each such series of preferred stock will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and uncertainties associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting shares. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock.

The preferred stock will be, when issued, fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of preferred stock and, in all cases, will be senior to our common stock.

Dividend Rights

Unless otherwise set forth in the applicable prospectus supplement, holders of our preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available therefor, cash dividends at the rates and on the dates as set forth in the applicable prospectus supplement. Holders of our preferred stock will be entitled to receive dividends in preference to and in priority over dividends on common stock and may be cumulative or non-cumulative as determined by our board of directors. We will generally be able to pay dividends and distribute assets to holders of our preferred stock only if we have satisfied our obligations on our debt that is then due and payable.

If the applicable prospectus supplement so provides, as long as any preferred stock is outstanding, no dividends will be declared or paid or any distributions will be made on our common stock unless the accrued dividends on each series of preferred stock have been declared and paid.

Each series of preferred stock will be entitled to dividends as described in the applicable prospectus supplement. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

Liquidation Preference

Upon our dissolution, liquidation or “winding up”, the holders of each series of preferred stock will be entitled to receive out of our assets, whether from capital, surplus or earnings, and before any distribution of any assets is made on common stock, the amount per share fixed by the board of directors for that series of preferred stock, as reflected in the applicable prospectus supplement, plus unpaid dividends, if any, to the date fixed for distribution. Unless otherwise indicated in the applicable prospectus supplement, holders of our preferred stock will be entitled to no further participation in any distribution made in conjunction with any dissolution, liquidation or “winding up.”

Redemption

A series of preferred stock may be redeemable, in whole or in part, at our option, and may be subject to mandatory redemption in connection with a sinking fund. The terms, times, redemption prices and types of consideration of the redemption will be set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the number of shares of the series that we will redeem in each year commencing after a specified date, at a specified redemption price per share, together with an amount equal to any accrued and unpaid dividends to the date of redemption.

If, after giving notice of redemption to the holders of a series of preferred stock, we deposit with a designated bank funds sufficient to redeem the series of preferred stock, then from and after the deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right, if applicable, to convert the preferred stock into our common stock or other securities prior to the date fixed for redemption.

Except as indicated in the applicable prospectus supplement, the preferred stock is not subject to any mandatory redemption at the option of the holder.

Sinking Fund

The applicable prospectus supplement for any series of preferred stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

Conversion and Exchange

The applicable prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of common stock or, if applicable, other securities.

Voting Rights

Under ordinary circumstances, the holders of preferred stock have no voting rights except as required by law. The applicable prospectus supplement may provide voting rights for holders of our preferred stock.

Transfer Agent and Registrar

We will select the transfer agent, registrar and dividend disbursement agent for a series of preferred stock, and each one will be described in the applicable prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of our preferred stock have the right to vote on any matter.

DESCRIPTION OF DEPOSITARY SHARES

We may elect to offer depositary shares representing fractional interests in preferred stock. In this case, we will provide for the issuance by a depositary of depositary receipts for depositary shares. Each depositary share will represent fractional interests of preferred stock. We will deposit preferred stock underlying the depositary shares under a deposit agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50 million. The depositary receipts will evidence the depositary shares issued under the deposit agreement.

The deposit agreement will contain terms applicable to the holders of our depositary shares in addition to the terms stated in the depositary receipts. Each holder of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in the applicable prospectus supplement.

The following description of the depositary shares does not purport to be complete and is subject to, and qualified in its entirety by, the deposit agreement and the depositary receipt relating to the preferred stock that is attached to the deposit agreement. You should read these documents as they, and not this description, define your rights as a holder of depositary shares. Forms of these documents have been or will be filed as exhibits to the registration statement of which this prospectus is a part or as exhibits to documents which have been or will be incorporated by reference in this prospectus.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the holders of our depositary shares in proportion to the number of depositary shares that they own on the relevant record date. The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to, and treat it as part of, the next sum received by the depositary for distribution to holders of our depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the holders of our depositary shares in proportion, insofar as possible, to the number of depositary shares owned by them, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The deposit agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

Conversion, Exchange and Redemption

If the preferred stock underlying the depositary shares may be converted or exchanged, each holder of depositary receipts will have the right or obligation, as applicable, to convert or exchange the depositary shares represented by the depositary receipts.

Whenever we redeem preferred stock held by the depositary, the depositary will redeem, at the same time, the number of depositary shares representing the preferred stock. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption, in whole or in part, of the underlying preferred stock. The depositary will mail notice of redemption to the holders of the depositary shares that are to be redeemed between 30 and 60 days before the date fixed for redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the underlying preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares to be redeemed by lot, proportionate allocation or any other method.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption.

Voting

When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the holders of the depositary shares. Each holder of depositary shares on the record date may instruct the depositary on how to vote the preferred stock underlying the holder’s depositary shares. The depositary will try, if practical, to vote the number of preferred stock underlying the depositary shares according to the instructions. The depositary will abstain from voting preferred stock to the extent it does not receive specific instructions from the holders of our depositary shares representing such preferred stock. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

Record Date

Whenever (1) any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made, or any rights, preferences or privileges shall be offered with respect to the underlying preferred stock, or (2) the depositary shall receive notice of any meeting at which holders of the underlying preferred stock are entitled to vote or of which holders of the underlying preferred stock are entitled to notice, or of the mandatory conversion of or any election on our part to call for the redemption of any of the underlying preferred stock, the depositary shall in each such instance fix a record date (which shall be the same as the record date for the underlying preferred stock) for the determination of the holders (x) who shall be entitled to receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof or (y) who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting or of such redemption or conversion, subject to the provisions of the deposit agreement.

Amendments

We and the depositary may agree to amend the deposit agreement and the depositary receipt evidencing the depositary shares. Any amendment that (a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the deposit agreement or (b) otherwise prejudices any substantial existing right of holders of our depositary shares, will not take effect until 30 days after the depositary has mailed notice of the amendment to the record holders of our depositary shares. Any holder of depositary shares that continues to hold its shares at the end of the 30-day period will be deemed to have agreed to the amendment.

Termination

We may, at our option, direct the depositary to terminate the deposit agreement by mailing a notice of termination to holders of our depositary shares at least 30 days prior to termination. In addition, a deposit agreement will automatically terminate if:

•	the depositary has redeemed all related outstanding depositary shares, or

•	we have liquidated, terminated or wound up our business and the depositary has distributed the underlying preferred stock to the holders of the related depositary shares.

The depositary may likewise terminate the deposit agreement if at any time 60 days shall have expired after the depositary shall have delivered to us a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any depositary receipts remain outstanding after the date of termination, the depositary thereafter will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the deposit agreement except that the depositary will continue (1) to collect dividends on the underlying preferred stock and any other distributions with respect thereto and (2) to deliver the underlying preferred stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for depositary receipts surrendered. At any time after the expiration of two years from the date of termination, the depositary may sell any underlying preferred stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of our depositary receipts which have not been surrendered.

Payment of Fees and Expenses

We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of our depositary shares will pay transfer and other taxes and governmental charges and any other charges as are stated in the deposit agreement for their accounts.

Resignation and Removal of Depositary

At any time, the depositary may resign by delivering written notice to us, and we may remove the depositary. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Reports

The depositary will forward to the holders of our depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our Certificate of Incorporation to furnish to the holders of the preferred stock. The depositary will not be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The deposit agreement limits our obligations and the depositary’s obligations to performance in good faith of the duties stated in the deposit agreement. The depositary will not be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of our depositary shares requesting the depository to do so furnish it with satisfactory indemnity. In performing our obligations, we and the depositary may rely upon the written advice of our counsel or accountants, on any information that competent people provide to us and on documents that we believe are genuine.

DESCRIPTION OF WARRANTS

This section describes the general terms and provisions of the warrants we may issue for the purchase of securities that may be offered under this prospectus. We may issue warrants independently or together with other securities offered by any prospectus supplement and may attach warrants to those securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement relating to the particular issue of the warrants. The warrant agent will act solely as our agent in connection with warrant certificates evidencing the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of certificates evidencing warrants or beneficial owners of warrants.

The following describes certain general terms and provisions of warrants we may offer. We will set forth further terms of the warrants and the applicable warrant agreement in the applicable prospectus supplement.

Warrants

The applicable prospectus supplement relating to a particular issue of warrants to issue preferred stock, depositary shares, common stock or other securities will describe the terms of those warrants, including the following, if applicable:

•	the title of the warrants;

•	offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the securities purchasable upon exercise of the warrants;

•	the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the number of securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	a discussion of material United States federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants;

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

•	any other information we think is important about the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount or number of securities being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until a holder exercises the warrants to purchase our securities, the holder will not have any rights as a holder of the applicable underlying securities by virtue of ownership of warrants.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

Any applicable prospectus supplement will describe:

•	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any material provisions of the governing unit agreement that differ from those described above.

PLAN OF DISTRIBUTION

We may sell the offered securities in four ways: (i) to or through underwriters; (ii) to or through dealers; (iii) through agents and (iv) directly or through our subsidiaries to purchasers. If we sell the offered securities directly or through our subsidiaries to purchasers, we will only do so if our employees and other associated persons acting on our behalf in connection with the sale of the offered securities are not deemed to be “brokers” under the Exchange Act or otherwise qualify for the exemption under Rule 3a4-1 of the Exchange Act or any similar rule or regulation as the SEC may adopt and which shall be in effect at the time.

We may distribute the offered securities from time to time in one or more transactions at (i) a fixed price or prices, which may be changed, (ii) at market prices prevailing at the time of sale, (iii) at prices related to such market prices or (iv) at negotiated prices.

If underwriters are used in the offering of the offered securities, the names of the managing underwriter or underwriters and any other underwriters and certain terms of the offering, including compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement. Only underwriters named in the applicable prospectus supplement will be deemed to be underwriters in connection with the offered securities described in that prospectus supplement. Firms not so named will have no direct or indirect participation in the underwriting of such securities, although such a firm may participate in the distribution of those securities under circumstances entitling that firm to a dealer’s commission. It is anticipated that any underwriting agreement pertaining to any offered securities will (i) entitle the underwriters to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payments which the underwriters may be required to make in respect thereof, (ii) provide that the obligations of the underwriters will be subject to certain conditions precedent and (iii) provide that the underwriters generally will be obligated to purchase all of the offered securities if any are purchased.

We also may sell the offered securities to a dealer as principal. If we sell the offered securities to a dealer as a principal, then the dealer may resell those securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.

The offered securities also may be offered through agents we may designate from time to time. The applicable prospectus supplement will contain the name of any such agent and the terms of its agency. Unless otherwise indicated in the prospectus supplement, any such agent will act on a best efforts basis for the period of its appointment.

As one of the means of direct issuance of the offered securities, we may utilize the services of any available electronic auction system to conduct an electronic “dutch auction” of the offered securities among potential purchasers who are eligible to participate in the auction of such securities, if so described in the prospectus supplement.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described in the prospectus supplement and, under agreements which may be entered into with us, may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution for payments which they may be required to make in respect of those liabilities.

The debt securities, preferred stock, depositary shares, warrants and units, when first issued, will have no established trading market. Any underwriters or agents to or through whom offered securities are sold by us for public offering and sale may make a market in such offered securities, but the underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any offered securities. The applicable prospectus supplement will set forth whether or not underwriters or agents may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of debt securities offered thereby at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids.

Underwriters, dealers and agents may engage in transactions with us or perform services for us in the ordinary course of business.

Offers to purchase the offered securities may be solicited directly by us or through our subsidiaries and sales thereof may be made by us directly to institutional investors or others. The terms of any such sales will be described in the applicable prospectus supplement.

We may offer our securities into an existing trading market on the terms described in the applicable prospectus supplement. Underwriters and dealers may participate in any at-the-market offerings.

LEGAL MATTERS

The legality of the securities will be passed upon for us by Sidley Austin LLP, New York, New York. The legality of the securities for any underwriters, dealers or agents will be passed upon by counsel as may be specified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and schedules for the year ended December 31, 2017 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2017, have been so incorporated in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedules as of December 31, 2016 and for the two years in the period ended December 31, 2016 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2017, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

5,000,000 Shares

Common Stock

Joint Book-Running Managers

Goldman Sachs & Co. LLC

J.P. Morgan

Deutsche Bank Securities

Co-Managers

JMP Securities

B. Riley FBR

Keefe, Bruyette & Woods

                       A Stifel Company

William Blair

PROSPECTUS SUPPLEMENT

November 14, 2018